Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2021

March 16, 2022

Contents

I.	INTRODUCTION AND FORWARD-LOOKING STATEMENTS	1
II.	CORPORATE STRUCTURE	2
III.	GENERAL DEVELOPMENT OF THE BUSINESS	3
	Overview	3
	History	4
	Recent Developments	4
	Overview of the Last 3 Years	4
	Year ended December 31, 2021	4
	Year ended December 31, 2020	6
	Year ended December 31, 2019	10
IV.	DESCRIPTION OF THE BUSINESS	15
	Intellectual Property	24
	Market Overview	24
	Manufacturing and Scalability	25
	Facilities	25
	United States Government Regulation	25
	Clinical Trials	26
	Submission of an NDA or BLA to the FDA	27
	FDA's Decision on an NDA or BLA	28
	Additional Controls for Biologics	28
	Companion Diagnostics	29
	Orphan Drug Designation	29
	Expedited Review and Approval Programs	29
	Other Healthcare Laws	30
	Healthcare Reform	31
	Coverage and Reimbursement	32
	Comparable Foreign Government Regulation	32
	Specialized Skill and Knowledge	33
	Scientific and Clinical Advisory Committee	33
	Equipment and Components Required to Conduct Activities	33

	Environmental Protection	34
	Employees	34
V.	Risk Factors and Uncertainties	34
VI.	DIVIDENDS	64
VII.	DESCRIPTION OF CAPITAL STRUCTURE	64
VIII.	MARKET FOR SECURITIES	64
	Trading Price and Volume	64
	Prior Sales	65
IX.	DIRECTORS AND OFFICERS	66
	Directors	66
	Executive Officers	69
	Shareholding, Cease Trade Orders, Bankruptcies, Penalties or Sanctions	70
	Conflicts of Interest	70
X.	CORPORATE GOVERNANCE	71
	Board of Directors	71
XI.	Legal Proceedings and Regulatory Actions	73
XII.	Interest of Management and Others in Material Transactions	73
XIII.	Transfer Agent and Registrar	74
XIV.	Material Contracts	74
XV.	Interests of Experts	74
XVI.	ADDITIONAL INFORMATION	74

I.       INTRODUCTION AND FORWARD-LOOKING STATEMENTS

The information contained in this Annual Information Form (“AIF”) is stated as at December 31, 2021, unless otherwise indicated. Unless otherwise indicated or if the context otherwise requires, “IMV”, “the Corporation”, “we”, “us” and “our” refer collectively to IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4 and to its subsidiaries, Immunovaccine Technologies Inc. (“IVT”) and IMV USA Inc. (“IMV USA”).

Unless specified otherwise, all amounts are presented in United States dollars.

Certain statements in this Annual Information Form may constitute “forward-looking” statements within the meaning of applicable securities laws which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this AIF, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this AIF forward-looking statements include, among others:

•	statements with respect to the Corporation’s business strategy;
•	statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;
•	potential sources of funding;
•	the Corporation’s ability to obtain necessary funding on favorable terms or at all;
•	the Corporation’s expected expenditures and accumulated deficit level;
•	the Corporation’s ability to obtain necessary regulatory approvals;
•	the expected outcomes from the Corporation’s preclinical assays, studies and clinical trials and the anticipated timing of release of any results therefrom;
•	the Corporation’s expectations about the timing of achieving milestones and the cost of preclinical assays, studies and clinical trials;
•	the Corporation’s expected outcomes from its ongoing and future research and research collaborations;
•	the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships, and other transactions with third parties;
•	the potential impact of partnerships on the Corporation’s manufacturing capabilities;
•	the Corporation’s plans for the research and development of certain product candidates;
•	the Corporation’s strategy for protecting its intellectual property;
•	the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;
•	the Corporation’s ability to obtain licences on commercially reasonable terms;
•	the Corporation’s plans for generating revenue;
•	the Corporation’s plans for future clinical trials; and
•	the Corporation’s hiring and retention of skilled staff.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. IMV Inc. assumes no responsibility to update forward-looking statements in this AIF except as required by law. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under the heading “Risk Factors and Uncertainties”. Although the forward-looking statements contained in this AIF are based upon what management of the Corporation believes are reasonable assumptions, the Corporation cannot provide any assurance to investors that actual results will be consistent with these forward-looking statements and should not be unduly relied upon by investors.

Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;
•	positive results of preclinical assays, studies and clinical trials;
•	the Corporation’s ability to successfully develop existing and new product candidates;
•	the Corporation’s ability to hire and retain skilled staff;
•	the products and technology offered by the Corporation’s competitors;
•	general business and economic conditions, including as a result of the COVID-19 pandemic and the efforts to mitigate it;
•	the Corporation’s ability to accurately assess and anticipate the impact of COVID-19 on the Corporation’s clinical studies and trials and operations generally;
•	the Corporation’s ability to protect its intellectual property;
•	the coverage and applicability of the Corporation’s intellectual property rights to any of its product candidates;
•	the Corporation’s ability to manufacture its product candidates and to meet demand for use in clinical development;
•	the general regulatory environment in which the Corporation operates;
•	the Corporation’s ability to collaborate with governmental authorities with respect to the clinical development of its product candidates; and
•	obtaining necessary regulatory approvals and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions and information currently available to, and considered reasonable by, management. The forward-looking information in this AIF does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic and the resulting global and regional economic impacts. The Corporation has experienced uncertainty related to the COVID-19 pandemic. Uncertainties include the scope, severity and duration of the pandemic, the actions taken to contain or mitigate its impact and the direct and indirect effect of the pandemic and containment measures, among others. It is anticipated that the COVID-19 pandemic and global measures to contain it will continue to have an impact on the Corporation, including its clinical trials and collection and analysis of data, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators and suppliers to assess any impacts and risks.

Statistical information and other data relating to the pharmaceutical and biotechnology industry included in this AIF are derived from recognized industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this AIF were obtained from various publicly available sources. Although the Corporation believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.

II.       CORPORATE STRUCTURE

The Corporation was incorporated on May 18, 2007 under the name of Rhino Resources Inc. pursuant to the Canada Business Corporations Act. In September 2009, the Corporation changed its name to Immunovaccine Inc. and consolidated its outstanding share capital on a 5 to 1 basis. On May 2, 2018, the Corporation changed its name to IMV Inc. and consolidated its outstanding share capital on a 3.2 to 1 basis. The Corporation’s head and registered office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4.

The Corporation has two wholly-owned subsidiaries, Immunovaccine Technologies Inc., which is incorporated under the laws of the Province of Nova Scotia and IMV USA Inc., which is incorporated under the laws of the State of Delaware.

III.       GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are a clinical-stage immuno-oncology company developing a portfolio of therapies based on DPX®, our novel immune-educating technology platform, that is designed to inform a specific, robust and persistent anti-tumor immune response, offering long-lasting benefit to patients with solid or hematological cancers.

Our lead candidate, maveropepimut-S (or “MVP-S”, previously known as “DPX-Survivac”) is a DPX®-based immunotherapy that targets survivin-expressing cells for elimination by educated, cytotoxic T cells. Survivin is overexpressed in most solid and liquid tumors and survivin expression is highly correlated with aggressive tumors and poor prognosis in multiple cancers. Results of preclinical and clinical studies support the benefit of MVP-S in human cancers and suggest that the anti-tumor efficacy of MVP-S in some tumor types may be further enhanced through use with immune modulators and/or anti-cancer drugs. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (“DLBCL”) as well as ovarian, bladder and breast cancers.

Clinical MVP-S highlights in 2021:

•	In the Phase 2 SPiReL study, evaluating MVP-S, with intermittent, low-dose cyclophosphamide (“CPA”, “Low Dose CPA”), and the checkpoint inhibitor KEYTRUDA® (Merck) in patients with relapsed/refractory DLBCL (“r/r DLBCL”), the combination was well-tolerated and demonstrated promising antitumor therapeutic potential (Objective Response Rate (“ORR”) of 75% and 3 RESIST defined Complete Responses (“CR”)) in a subset of patients with PD-L1+. The SPiReL study is now complete, and we have initiated the VITALIZE phase 2b study to further evaluate the activity observed in the SPiReL study. Early data from the open label VITALIZE study are expected during summer 2022.
•	Among patients with advanced and recurrent ovarian cancer receiving MVP-S and intermittent, Low Dose CPA in the Phase 2 DeCidE1 trial, a Disease Control Rate (“DCR”) of 78.9% was reported on target lesions and nearly half of the patients survived for at least 2 years. Treatment-related adverse events (“AEs”) were mostly Grade 1 and Grade 2 and tolerable. Translational analyses implicated roles for both T and B cells in the sustained, anti-tumor immune response observed in patients treated with MVP-S. The DeCidE1 study is now completed. Both the US Food and Drug Administration (“FDA”) and Health Canada approved the design of the next study in a larger cohort. The AVALON Phase 2b study will begin in H2 2022.
•	Enrollment in the Phase 2 “basket” study evaluating MVP-S and Low Dose CPA in combination with KEYTRUDA® in different solid tumor cancer indications is now complete. Clinical benefit (complete responses, partial responses (“PR”), and stable disease (“SD”)) was observed in the MSI-H cohort and in metastatic bladder cancer patients, including patients who had progressed on or after prior immune checkpoint inhibitor therapy. Details on the data observed in the bladder cancer cohort has been accepted for a late-breaking oral symposium at the American Association for Cancer Research (“AACR”) annual meeting in April 2022.
•	We initiated a phase 1b clinical study in women with non-metastatic HR+/HER2- breast cancer where survivin is known to play a critical role in resistance to aromatase inhibitor treatment. For the first time, MVP-S is being evaluated in a neoadjuvant setting with an aromatase inhibitor. This investigator-led study enrolled its first patient in Q4 2021 and top-line results are expected by early 2023.

We also developed a second cancer immunotherapy leveraging the DPX immune-educating platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. We initiated a Phase 1 clinical trial in patients with non-muscle invasive bladder cancer (“NMIBC”) in early 2022, which will evaluate MVP-S in the first cohort and DPX-SurMAGE in the second cohort.

In 2022, our goal is to move MVP-S forward on the path to registration trials in r/r DLBCL and ovarian cancer, while leveraging our versatile DPX platform to build a diversified portfolio of cancer immunotherapies.

IMV Inc. is headquartered in Dartmouth, NS and has corporate offices in Cambridge, MA and Quebec, QC. The common shares of the Corporation (the “Common Shares”) are listed on the Nasdaq Stock Market LLC (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “IMV”.

History

The Corporation commenced operations in March 2000, based on animal health research pioneered at Dalhousie University in Halifax, Nova Scotia, when it was contracted by the Department of Fisheries and Oceans to develop a contraceptive to control the seal population. The Corporation was able to develop a contraceptive and delivery system that demonstrated long-lasting efficacy from a single dose such that 90% of seals, 10 years after treatment, were still contracepted. From 2000 to 2008, the Corporation concentrated its research efforts on animal contraception for both wildlife and companion animals.

The Corporation continued to develop its various technologies and began exploring potential new human applications. This research eventually led to acquiring peptides to the tumor associated antigen, survivin, from Merck KGaA. Merck had been unable to generate optimal T cell activation using traditional vaccine delivery technology. By reformulating these same survivin peptides in our DPX® delivery platform, IMV saw improved T cell reactivity in preclinical research highlighting the potential for the treatment of human cancers and the Corporation’s first clinical candidate, MVP-S emerged. Since that time, MVP-S has shown clinical benefit in multiple cancer indications and across multiple clinical studies.

Recent Developments

Overview of the Last 3 Years

The following events significantly influenced the general development of the business of the Corporation:

Year ended December 31, 2021

•	On January 12, 2022, the first patient dosed in the VITALIZE Phase 2B clinical trial. VITALIZE will further evaluate the therapeutic potential of IMV’s lead compound, MVP-S, in combination with Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) and Low Dose CPA, in patients with r/r DLBCL.
•	On December 22, 2021, the appointment of Andrew Hall to the role of Chief Executive Officer and Director of the Board, effective January 1, 2022.
•	On December 21, 2021, the completion of enrolment in the Phase 2 basket clinical study evaluating MVP-S in combination with Merck’s KEYTRUDA® in patients with metastatic bladder and MSI-H solid tumors. IMV enrolled 131 patients across clinical sites in the U.S. and Canada. Monitoring is ongoing for patients on treatment, but enrolment is now closed. Promising preliminary results were observed in the metastatic bladder and MSI-H cohorts and the Corporation is currently evaluating the path forward in the metastatic bladder indication.
•	On December 17, 2021, the completion of a $25 million long-term debt facility led by Horizon Technology Finance Corporation (Nasdaq: HRZN) ("Horizon"). IMV has drawn down $15 million with an additional $10 million to be made available upon achievement of a pre-determined milestone. Of the initial $15 million draw down, CAD$4.5 million has been used to pay off IMV’s existing term loan with the government of Nova Scotia. The remaining proceeds from the facility will be used to support the ongoing clinical development of key investigational product candidates within IMV’s pipeline and for general working capital purposes.

•	On December 2, 2021, new translational data implicating B cells in the therapeutic potential of MVP-S treatment in ovarian cancer patients. The abstract released by the ESMO-IO congress highlighted that:
o	Enriched B cell infiltration was detected in on-treatment tumor samples, especially in patients who showed tumor reduction; the strongest increase was observed within memory B cells,
o	The frequency of systemic plasmablasts increased on-study in most of assessed patients and was more pronounced in patients with tumor shrinkage,
o	Antibodies to all 5 survivin peptides were detected in plasma samples and were more prominent in patients with tumor shrinkage.
•	On November 30, 2021, the first patient with hormone receptor positive/HER2-negative (HR+/HER2-) breast cancer was dosed with our lead compound, MVP-S. In this trial, MVP-S is being administered in combination with an aromatase inhibitor, with or without radiotherapy or cyclophosphamide prior to surgery.
•	On November 22, 2021, that Pierre Labbé, the Corporation’s Chief Financial Officer, will retire on March 31, 2022. Mr. Labbé will continue to consult with IMV to support the transition after his retirement
•	On August 10, 2021, final top-line results of the DeCidE1 phase 2 clinical trial evaluating MVP-S in patients with advanced recurrent ovarian cancer. Treatment was well-tolerated with an overall survival rate of 44.9% at 23.8 months of follow up and a median overall survival of 19.9 months. We believe these results are particularly encouraging because many subjects in the trial had been heavily pre-treated and 57.9% were platinum resistant. These results and data from the completed translational analyses informed the design of the phase 2 AVALON clinical study to be initiated in the second half of 2022.
•	On August 4, 2021, that Frederic Ors stepped down as Chief Executive Officer (CEO). The IMV Board of Directors appointed Andrew Hall, the Corporation’s Chief Business Officer, as Interim CEO.
•	On July 20, 2021, the closing of a public offering (the “July 2021 Offering”) of 14,285,714 units (the “Units”) at a price to the public of $1.75 per Unit, for aggregate gross proceeds of approximately $25 million, before deducting underwriting commissions and offering expenses and excluding any proceeds the Corporation may receive from the exercise of the underlying warrants. Each Unit is comprised of one common share and three-quarters of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of $2.10 per common share, subject to adjustment in certain events, until July 20, 2026. If the Warrants are fully exercised it will represent approximately $22.5M of additional gross proceeds.
•	On June 9, 2021, the appointment of Jeremy R. Graff, Ph.D. as Chief Scientific Officer, effective as of June 14, 2021. Dr. Graff brings over 20 years of experience in preclinical and clinical research and translational analysis for novel immune-activating therapeutics in oncology.
•	On May 12, 2021, the resignation of Dr. Joanne Schindler as Chief Medical Officer (CMO), effective June 11, 2021.
•	On May 11, 2021, the appointment of Dr. Michael Kalos, to its board of directors effective May 11, 2021. Dr. Kalos is an internationally recognized expert in T cell therapy and immunotherapy and brings over 25 years of experience from both industry and academia. The Corporation also announced that James Hall, who has served on IMV’s Board of Directors since February 2010, has retired from his role at the annual general meeting in June 2021.
•	On May 10, 2021, initiated a Phase 1b clinical trial with its lead compound, MVP-S in patients with HR+/HER2- breast cancer. HR+/HER2- tumors represent an unmet clinical need with relatively poor responses to neoadjuvant endocrine treatment. This investigator-initiated Phase 1B clinical study is being conducted at the Providence Cancer Institute.

This three-arm Phase 1B trial is designed to assess the combination of maveropepimut-S and standard-of-care aromatase inhibitor with/without radiotherapy or CPA prior to surgery. Across the three arms of this study, IMV’s lead compound will be evaluated in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer.

•	On April 7, 2021, following feedback from the FDA on the design of the clinical development program, IMV has entered into an agreement with Merck to initiate a Phase 2B clinical trial to evaluate its lead compound, maveropepimut-S in combination with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 therapy, in patients with r/r DLBCL. The contribution of CPA as an activator of immune response is also being evaluated in this trial.

•	On March 25, 2021 the appointment of Kyle Kuvalanka to the Board of Directors effective April 1, 2021. Currently, Mr. Kuvalanka serves as Chief Financial Officer and Chief Operating Officer at Goldfinch Bio, a kidney precision medicines company. Concurrent to Mr. Kuvalanka’s appointment, Wayne Pisano, who has served on IMV’s Board of Directors since October 2011, retired from his role with the Corporation.

Year ended December 31, 2020

•	On December 28, 2020, updated progress on its COVID-19 vaccine program including:
o	Completed safety studies that include GLP toxicology and observed favorable safety outcomes;
o	Completed preclinical immunogenicity studies showing potential for long-term protection with antibody titers maintained throughout the duration of studies (Day 140);
o	Completed a challenge study in ferrets that demonstrated reductions of viral load in the nasal tissue;
o	Demonstrated T cell response and “natural” immunity in convalescent plasma against the targeted epitope peptides in the DPX-COVID-19 formulation; and
o	Demonstrated stability of DPX-COVID-19 at room temperature and 2°C to 8°C for at least 3 months.
•	On December 3, 2020, updated clinical response and translational data from DeCidE1, its Phase 2 study evaluating the safety and efficacy of MVP-S with intermittent low-dose CPA (CPA) in patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer. As presented on December 3, 2020, 19 patients were evaluable for efficacy with one patient (5%) still receiving treatment. Notably, the majority of patients had received >3 lines of prior therapy and were resistant or refractory to their last platinum regimen. Key findings on the safety and efficacy outcomes of 19 evaluable patients receiving MVP-S/CPA are outlined below:
o	79% of patients (5 PR and 10 SD) showed clinical benefits;
o	Durable clinical benefits over 6 months were observed in 7 patients (37%):
▪	5 patients (26.3%) demonstrated clinical benefit duration of approximately one year (11-16 months) with two patients still benefiting from treatment.
o	Long tail progression free survival (PFS) was observed and consistent with immunotherapies in other cancer indications:
▪	mPFS: 4.47 months
▪	6-month PFS of 39%
▪	12-month PFS of 20%
o	66.1% 12-month overall survival rate. As more than 50% of patients are still alive, the median overall survival (mOS) has not been reached; and

o	Overall, treatment was well-tolerated. The majority of treatment-related adverse events reported were Grade 1 events and related to reactions at the injection site.

Extensive translational analyses are ongoing on collected peripheral blood mononuclear cells (PBMC), tumor tissue and plasma. Results obtained so far link the observed clinical benefit with survivin-specific T cells, supporting MVP-S’s unique mechanism of action (“MOA”).

o	Survivin-specific CD8+ T cell response in PBMC samples of 14/16 (87%) evaluable patients was observed; and
o	Infiltration of survivin-specific T cell clones into the tumors as early as day 56 following treatment.
•	On November 10, 2020, the appointment of Andrew Hall to the newly created role of Chief Business Officer.
•	On November 9, 2020, that the Corporation’s T cell therapy demonstrates an 86% Objective Response Rate in combination with Merck’s Keytruda® (pembrolizumab) in patients with PD-L1 positive r/r DLBCL.

All clinical responses observed so far in the study have been in PD-L1 positive subjects defined as a percentage of PD-L1+ cells scored in the tumor region of 10% or more. No benefits have been observed in the PD-L1 negative population (n=11) where all subjects experienced PD (n=9) or a SD (n=2).

The difference between the two populations is statistically significant and indicates that PD-L1 has the potential to become a predictive biomarker and a companion diagnostic for r/r DLBCL treatment with the combination, to identify and recruit the patients that are the most likely to respond.

As of the data cut-off date for the presentation at SITC, 18 pre-treatment samples from patients enrolled in the SPiReL study were available for biomarker analysis. Thirty-nine percent (7/18) of subjects demonstrated a positive pre-treatment tumor PD-L1 expression. Key findings for this population include:

o	Observed 100% Disease control rate (SD, PR or CR); and
o	86% (6/7 subjects) Objective Response Rate (3 CR, and 3 PR).
•	On October 16, 2020, that it entered into an Equity Distribution Agreement with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell, through “at-the-market” offerings on Nasdaq, Common Shares from time-to-time up to an aggregate offering price of US$50 million through Piper Sandler, as agent. The Corporation intended to use the net proceeds from this offering for research and development expenditures, clinical trial expenditures, including expenditures related to a COVID-19 vaccine candidate and general corporate purposes.
•	On October 8, 2020, updated progress on its COVID-19 vaccine program including:
o	Confirmed an additional $5.4 million in government funding from National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) for the clinical development and manufacturing of DPX-COVID-19;
•	On August 5, 2020, confirmed $4.75 million of funding from Canadian governmental agencies to advance Phase 1 clinical development of its vaccine candidate, DPX-COVID-19. The Corporation received $4.15 million in advisory services and funding from the NRC IRAP, Atlantic Canada Opportunities Agency (“ACOA”) and Next Generation Manufacturing Canada (“NGen”) to support scale-up of DPX-COVID-19 manufacturing process and its evaluation in a phase 1 clinical trial. In addition to this funding, IMV also received $600,000 from the NRC IRAP Innovation Assistance Program (“IRAP IAP”).
•	On July 20, 2020, appointed Michael P. Bailey to its Board of Directors.

•	On July 14, 2020, updated progress on its COVID-19 vaccine program. Since IMV announced the selection of its vaccine candidate on May 21, 2020, the Corporation made significant progress including:
o	Preclinical studies demonstrated the capacity of DPX-COVID-19 to induce strong immunogenicity including the binding on target to the spike protein and viral neutralization;
o	The Corporation has completed the cGMP formulation and manufacturing process development for DPX-COVID-19; and
o	Multiple batches have been successfully produced at IMV.
•	On June 30, 2020, that in order to maintain the remainder of its at-the-market (“ATM”) facility, the Corporation re-entered into an equity-distribution agreement dated June 30, 2020 with Piper Sandler pursuant to which the Corporation may from time to time sell through “at-the-market” offerings (the “ATM Offering”), with Piper Sandler acting as sales agent, on the Nasdaq such number of common shares that have an aggregate offering price of up to US$24.5 million under the ATM Prospectus Supplement. This amount reflects the amount which remains unsold following the Corporation entering into the initial equity distribution agreement with Piper Sandler for an aggregate amount of US$30 million as of such date and was filed as a result of the underlying Canadian final base shelf prospectus expiring on July 5, 2020.
•	On May 29, 2020, updated clinical response and translational data from DeCidE1, its Phase 2 study evaluating the safety and efficacy of MVP-S with intermittent low-dose CPA in patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer.

As of data cut-off date, May 2, 2020, 19 patients were evaluable for efficacy with four patients (21%) still receiving treatment. Notably, 18/19 evaluable patients had stage 3 or 4 disease at time of diagnosis, the majority of whom had received >3 lines of prior therapy and were platinum resistant. Key findings on the safety and efficacy of MVP-S/CPA are outlined below:

o	5/19 patients (26%) achieved a PR with tumor regression >30% on target lesions;
o	15/19 patients (79%) achieved disease control, defined as Stable Disease or Partial Response on target lesions;
▪	Tumor shrinkage of target lesions was observed in 10 patients (53%).
o	Overall, treatment was well-tolerated. The majority of treatment-related adverse events reported were Grade 1 events and related to reactions at the injection site;
o	Durable clinical benefits lasting ≥ 6 months were observed in seven patients (37%);
▪	5/7 patients (71%) have now reached duration of clinical benefit > 10 months including three patients with PR and two patients with SD; and
▪	The two patients with SD are about to reach the 1-year mark.

Translational analyses on longitudinally collected peripheral blood mononuclear cell (PBMC) and tumor tissue samples link observed clinical benefit and survivin-specific T cells, supporting MVP-S’s unique mechanism of action. Key translational findings are outlined below:

▪	Survivin-specific CD8+ T cell response in PBMC samples of 14/16 (87%) evaluable patients was observed; and
▪	Infiltration of survivin-specific T cell clones into the tumors as early as day 56 following treatment, which was shown in an analysis of the TCRβ repertoires in five subjects who achieved stable disease.

These data were presented in a poster session (Abstract Number: 6075) at the ASCO20 Virtual Scientific Program.

•	On May 21, 2020, that it had selected a vaccine candidate against COVID-19 to advance into human clinical studies and has positive preclinical results demonstrating robust immunogenic and antibody responses from the majority of peptide epitopes. The antibody responses observed were equivalent or superior to levels achieved with DPX-RSV, which delivered a robust and sustained immune response in a Phase 1 study. Based on these data, the Corporation selected multiple peptide epitopes to be formulated within its DPX platform to form a vaccine candidate against the novel coronavirus, DPX-COVID-19.
•	On May 7, 2020, the completion of a private placement (the “Private Placement”) of 8,770,005 units of the Corporation (each, a “Unit”) at the market price of $2.86 per Unit. With aggregate gross proceeds of approximately $25.1 million, this non-brokered private placement was co-led by Fonds de Solidarité FTQ, an existing investor, and Lumira Ventures, a new investor in the Corporation, along with participation by Altium Capital, also a new investor in IMV, together with incumbent investors.
•	On March 30, 2020, that it had made significant progress on the development of DPX-COVID-19, a vaccine candidate against the novel coronavirus, including:
o	The Corporation has used sequences of the virus and immunoinformatics to predict and identify several hundred epitopes, of which 23 were selected for their biological relevance to the virus and potential to generate neutralizing antibodies against SARS-CoV-2;
o	Based on this analysis, IMV has begun manufacturing peptide candidates targeting these epitopes as well as planning with IMV’s suppliers and contract manufacturers to prepare for cGMP manufacturing
o	In collaboration with Gary Kobinger, Ph.D., Director of the Research Centre on Infectious Diseases at the University Laval in Quebec City, preclinical assays in animal models are also planned in April through May of this year to validate the safety profile and potency of the vaccine candidate.
o	In collaboration with Joanne Langley, M.D. at the Canadian Center for Vaccinology (CCfV) and the Canadian Immunization Research Network (CIRN) the design of a Phase 1 clinical study in 48 healthy subjects was completed and clinical sites identified in both Nova Scotia and Quebec;
o	IMV had initiated discussions with Health Canada in preparation for a CTA.
o	The Corporation submitted several grant applications in Canada in an effort to help support its clinical program.
•	On March 18, 2020, that it was advancing the clinical development of a DPX-based vaccine candidate against COVID-19. The goal of the development program, in collaboration with lead investigators for the phase 1 clinical study: Joanne Langley, M.D. and Scott Halperin, M.D., of the CCfV at Dalhousie University, the Izaak Walton Killam Health Center and the Nova Scotia Health Authority and the CIRN; along with Dr. Gary Kobinger, Ph.D., Director of the Research Centre on Infectious Diseases at the University Laval in Quebec City and GUARD in Canada, was to establish the clinical safety and immunogenicity of a vaccine candidate based on the Corporation’s DPX delivery technology and incorporating peptides targeting novel epitopes from the coronavirus strain.
•	On February 25, 2020, that updated results from DeCidE1, an ongoing Phase 2 study of its lead candidate, MVP-S, in patients with advanced recurrent ovarian cancer were reported during a conference call and webcast.

All 22 patients with advanced recurrent ovarian cancer enrolled in this arm of the study were heavily pre-treated, with the median number of prior therapies greater than three.

As of February 24, 2020, 19 patients were evaluable for efficacy with six patients (31%) still receiving treatment. Key preliminary findings are outlined below:

o	15 patients (79%) achieved disease control, defined as Stable Disease (SD) or Partial Response (PR) on target lesions:
▪	Tumor shrinkage of target lesions was observed in 10 patients (53%).
o	Durable clinical benefits lasting ≥6 months were observed in seven patients (37%) so far:
▪	Four of these seven patients (21% of evaluable patients) achieved PR with tumor regression >30% on target lesions;
▪	Three stable diseases were ongoing for > 6 months (range 7-9) including -29.5% and -12% tumor regressions; and
▪	Median duration not reached yet, with five of these seven (71%) patients still on treatment at > 6 months (range 7-10).
o	Analysis of Baseline Tumor Burden (BTB) showed durable clinical benefits across a broad range of BTB (1.5-7.7 cm) with a higher number of patients achieving benefits in BTB < 5 cm as previously observed in other arms of the study:
▪	Six out 11 with BTB < 5 cm (55%) achieved clinical benefits lasting > 6 months.
o	Durable clinical benefits include platinum-resistant and refractory patients who previously received PARP inhibitors and bevacizumab; and
o	Treatment was well-tolerated, with most adverse events being Grade 1-2 reactions at the injection site.
•	On February 14, 2020, that Albert Scardino was to retire from the IMV Board of Directors effective February 28, 2020.
•	On February 4, 2020, the presentation of clinical translational data supporting the mechanism of action of its lead compound, MVP-S, during the 2020 ASCO-SITC Clinical Immuno-Oncology Symposium, being held in Orlando, FL.

As part of this analysis, the Corporation measured systemic immune responses, tumor immune infiltrates and clinical tumor response from pre- and post-treatment patient samples in connection with three Phase 1 and/or Phase 2 clinical studies, each evaluating MVP-S alone or in a combination regimen in patients with platinum-sensitive or resistant, advanced ovarian cancer. Highlights from these translational data include:

o	MVP-S Survivin-specific T cells in the blood of 80% of patients sampled were observed;
o	Clinical anti-tumor responses were correlated with increased infiltration of T cells into tumors following treatment with MVP-S;
o	Enrichment in T cell, cytotoxic lymphocytes and B cell-specific signatures which correlate with clinical response was observed; and
o	Antigen-specific T cells retained their functionality throughout the duration of treatment.

Year ended December 31, 2019

•	On December 8, 2019, the Corporation announced updated results on the SPiReL study, an ongoing Phase 2 investigator-sponsored study of MVP-S in combination with pembrolizumab in patients with recurrent/refractory diffuse large B-cell lymphoma (r/r DLBCL) that were presented in a poster session at the 61st American Society of Hematology (“ASH”) Annual Meeting in Orlando, FL.

In the poster presentation, Dr. Neil Berinstein reported updated clinical results from the ongoing Phase 2 SPiReL study. Highlights of this preliminary data are outlined below:

o	Objective Response Rate of 75% (6/8), including three (33.3%) RECIST defined complete responses and two (22.2%) partial responses in the PD-L1 positive sub-population.

o	Reproducible survivin-specific T cell responses observed in all subjects that achieved clinical responses on treatment;

o	One subject, who received three prior lines of systemic therapies and failed autologous stem cell transplant, reached a complete response at the first on-study scan following treatment with the MVP-S combination regimen and remains free of disease recurrence after completing the study; and
o	Clinical benefits and favorable toxicity profile observed in a heterogenous population of r/r DLBCL patients, including patients of advanced age and/or with comorbidities, who are more susceptible to adverse effects and more difficult to treat.
•	On October 30, 2019, the Corporation announced the appointment of Dr. Joanne Schindler, M.D., D.V.M. as its new Chief Medical Officer, effective November 4, 2019.
•	On September 30, 2019, IMV presented preliminary results from its ongoing Phase 2 basket trial, during the Immunotherapy of Cancer poster session at the European Society for Medical Oncology (ESMO) 2019 Congress in Barcelona, Spain.

Preliminary results from the phase 2 Basket Trial:

o	At the time of cut-off, 23 patients were enrolled across all five patient cohorts. This includes 19 patients across all cohorts who received MVP-S in combination with pembrolizumab with CPA, and four patients from the ovarian cancer cohort receiving MVP-S with only pembrolizumab;
o	Preliminary results from the first on-study scan showed tumor reduction in patients with ovarian cancer (with and without CPA), non-small cell lung (“NSCLC”) cancers and bladder cancer;
o	Partial responses observed at first scan in two subjects (bladder cancer, ovarian cancer); 19 out of 23 subjects are still active on study treatment;
o	T cell infiltration observed in biopsy samples from subjects who achieved tumor reduction on treatment;
o	Eight ovarian cancer patients were enrolled in the study, randomized 1:1 to treatment with and without CPA; Tumor control and tumor reductions were observed in both groups; and
o	Safety evaluation on all evaluable patients demonstrated that treatment was well-tolerated, with no related Grade 3-4 or immune-related AE reported.
•	On September 4, 2019, the Corporation announced a collaboration with The Wistar Institute and Meenhard Herlyn, D.V.M., D.Sc., professor in the Molecular and Cellular Oncogenesis Program and director of Wistar’s Melanoma Research Center.

Under this collaboration, IMV and The Wistar Institute will partner to develop a targeted T cell therapy against the common BRAF cancer mutation, based on peptides identified by the Herlyn lab. Mutations in this gene are the most frequently identified cancer-causing mutations in melanoma and have been identified in various other cancers, including non-Hodgkin lymphoma, colorectal cancer, thyroid cancer, and non-small cell lung and ovarian carcinomas.

The project scope includes optimizing the DPX formulation with the BRAF peptides and testing the investigational T cell therapy in the pioneering pre-clinical research models at Wistar. As part of the collaboration agreement, IMV holds an exclusive option to in-license intellectual property related to the program.

•	On June 12, 2019, IMV provided updated data on the phase 2 combination trial with Merck’s Keytruda® (pembrolizumab) in DLBCL and at the first “on treatment” assessment, five of the first six patients demonstrated clinical benefit, including four patients with tumor regressions. Two patients reached a complete radiological response, one a partial response and two had stable disease while on study. In addition, the combination continued to demonstrate a favourable safety profile.

Updated SPiReL data highlights:

At the time of data cut-off for this analysis, 11 patients were enrolled in the trial. Efficacy data from the first six evaluable patients are based on modified Cheson criteria:

o	Two patients achieved a complete radiological response:
▪	These patients have shown the best survivin specific T-cell responses to MVP-S among the analyzed samples; and
▪	One patient with a complete response has completed the one-year study period.
o	One patient achieved a PR at first on treatment scan;
o	Two patients have reached stable disease:
▪	Each of these patients has remained progression free for six and eight months while on treatment.
o	ORR: 3/6 (50%);
o	Disease Control Rate (DCR): 5/6 (83%);
o	One patient with bulky disease progressed at first scan;
o	Two subjects are not evaluable, coming off trial at day seven and day 28;
o	The treatment combination appears to be well tolerated with only two serious adverse events related to treatment (low white blood count and low neutrophil count); and
o	Radiological results from three additional patients are pending.
•	On June 3, 2019, investigators shared new positive data for IMV’s DeCidE1 clinical trial at the 2019 American Society for Clinical Oncology (“ASCO”) annual meeting.

New data from evaluable patients from the phase 2 monotherapy arm of the trial indicated the potential for MVP-S to impact solid tumor growth in hard-to-treat ovarian cancer patients. Longer-term follow-up from the phase 1b portion of the trial continued to demonstrate that the levels of survivin-specific T cells in the blood of patients – a measure of MVP-S’s novel MOA – correlated with durable clinical benefits.

In a poster presentation, Dr. Janos L. Tanyi, MD, PhD, assistant professor of obstetrics and gynecology at the Hospital of the University of Pennsylvania, provided an update on the clinical results from the first patients enrolled in the phase 2 monotherapy cohort. At the time of the presentation, researchers had enrolled 19 of 28 participants to date:

o	Of seven patients evaluable at data cut-off in the monotherapy arm, five showed signs of treatment benefits, including reduction of target lesions in two patients, while two patients progressed;
o	Within the group of four patients with low tumor burden – a potential predictor of response – three showed stable diseases including two reductions in tumor burden continuing the positive trend seen in earlier results;
o	All subjects evaluable for T cell responses (five of five) showed survivin specific T cell activation in the blood, four of five showed a robust response. IHC analysis for tumor infiltration is continuing; and
o	Treatments have been well tolerated.

The data also highlighted long-lasting responders from the phase 1b portion of the study with key takeaways as follows:

o	Prolonged duration of clinical benefits reaching up to more than two years, surpassing the progression-free survival to previous treatments, including platinum-based chemotherapy;
o	Long-lasting clinical benefits and high levels of survivin specific T cells are associated with long-term treatment;
o	One subject has received MVP-S for more than 21 months so far. This finding is the longest duration of treatment for MVP-S on record to date; and
o	It is supportive of MVP-S’s ability to maintain high levels of survivin-specific T cells in the blood over a prolonged period of time.
•	On April 3, 2019, the Corporation announced that it presented preclinical research at the AACR Annual Meeting 2019 that demonstrated how the MOA of IMV’s proprietary DPX technology can enhance a broad spectrum of immune cell infiltration into tumors, which included T cells, Natural Killer (“NK”) cells, and macrophages. Analysis also revealed the differentiated characteristics of the immune cell responses and the potential implications for enhanced anti-tumor activity. In the poster titled, T-distributed stochastic neighbor embedding (t-SNE) analysis of tumor infiltrating lymphocytes after treatment with a T cell activating therapy identifies a unique population of recruited CD8+ T cells and novel options for combination immunotherapy, IMV researchers used specialized data analytics to examine how DPX-based agents, when combined with CPA, induced T cells to infiltrate tumors and attack cancerous cells. The study closely examined the types of immune cell responses and how and why they were able to affect disease. The data indicated that this approach stimulated the infiltration of a broad base of immune cells into tumors, including T cells, NK cells, and macrophages. The specific T cell population that moved into tumors could be grouped based on the co-expression of different checkpoint molecules such as PD-1 and Tim-3. However, those stimulated to infiltrate tumors generally did not express CTLA-4 (a protein found on T cells that inhibits the immune response).
•	On March 26, 2019, the Corporation announced preliminary data from the phase 2 cohort of the DeCidE1 clinical study. Six patients receiving MVP-S monotherapy with intermittent low-dose cyclophosphamide (mCPA) have reached the first CT scan assessment with key related findings as follows:
o	83% of the subjects (5 of 6) show SD, including two tumor regressions
o	80% (4 of 5) with stable disease are in subjects with a lower BTB, which also includes the two tumor regressions

Importantly, in earlier stages of this trial, durable clinical responses occurred after 140 days, and have now lasted for 20 months or more. Additional data at the 140 days mark of this cohort will be available by the end of the first half of 2019.

This amended phase 2 study evaluates the safety and efficacy of MVP-S monotherapy with mCPA in patients with advanced recurrent ovarian cancer. As of the March 25, 2019 data cut-off date, 13 patients have been enrolled in the phase 2 portion of the trial in addition to the 53 enrolled in the phase 1b cohort. Five patients were randomized into the MVP-S monotherapy cohort. Seven patients had been randomized into MVP-S/mCPA in combination with epacadostat before the phase 2 protocol was amended to stop enrollment in the combination arm. One of the patients in the combination arm elected to switch to the monotherapy arm of the trial. Positive data from the phase 1b portion of the trial led IMV to amend the study to monotherapy inpatients with lower tumor burden.

The amended phase 2 cohort of the DeCidE1 trial is targeting an enrollment of at least additional 16 patients in the population with a lower tumor burden. Enrollment is ongoing at multiple sites in the U.S. and Canada.

•	On March 18, 2019, that the Canadian bioresearch consortium CQDM has awarded a grant to a collaboration among IMV Inc., Centre de recherche du CHU de Quebec-Universite Laval and La Fondation du CHU de Quebec (“FCHUQc”).

Under the leadership of Dr. Yves Fradet, MD, professor of surgery and researcher in cancer immunotherapy, and his team, in collaboration with IMV’s team, this project will receive a grant of up to $1.2-million from CQDM and $300,000 from the FCHUQc, to develop a novel dual target T cell therapy for an initial clinical application in bladder cancer.

The work will target immunogenic peptides identified by Dr. Fradet’s team from the MAGE protein family member A9 (“MAGE-A9”). This protein is frequently expressed in various human cancers including bladder, lung and kidney (1). These peptides will be combined with selected immunogenic peptides from the survivin protein composing the MVP-S T cell drug candidate.

The researchers believe that MAGE-A9 and survivin peptides presented on the surface of cancer cells can be used to program T cells to destroy tumours and may represent ideal targets for anti-cancer T cell immunotherapies. The collaborators will combine these peptides with IMV’s proprietary DPX technology to develop a first-in-class dual target T cell therapy (DPX-SurMAGE).

DPX-SurMAGE will be initially evaluated in preclinical studies. Upon successful completion of these preclinical evaluations, researchers are aiming to test the candidate in two clinical studies in patients with:

o	Muscle invasive bladder cancer combined with an anti-PD-1 and intermittent low-dose cyclophosphamide (CPA) prior to cystectomy;
o	Low-grade highly recurrent non muscle invasive bladder cancer combined with CPA prior to transurethral resection.
•	On March 6, 2019, IMV completed a public offering of Common Shares. An aggregate of 4,900,000 Common Shares was issued at a price of $5.45 per Common Share, raising gross proceeds of $26.7 million (the “March 2019 Public Offering”) and on March 11, 2019, the underwriters partially exercised their over-allotment option to purchase additional Common Shares, resulting in the issuance of an additional 504,855 Common Shares at a price of C$5.45 per Common Share for additional gross proceeds of approximately C$2.75 million. The Corporation raised total gross proceeds of approximately C$29.46 million under the March 2019 Public Offering. The Corporation intends to use the net proceeds of the Offering to accelerate the development of MVP-S in combination with Keytruda as part of the phase 2 basket trial with Merck in patients with select advanced or recurrent solid tumours in bladder, liver (hepatocellular carcinoma), ovarian or non-small-cell lung cancers, as well as tumours shown to be positive for the microsatellite instability high biomarker and for general corporate purposes.
•	On January 30, 2019, the Corporation announced an update on its clinical program for its lead investigational treatment, MVP-S, as a potential monotherapy in advanced recurrent ovarian cancer. In December 2018, IMV met with the FDA in a Type B meeting to discuss the results to date of its DeCidE1 (MVP-S with low-dose cyclophosphamide and epacadostat) clinical trial and continuing development plan, as well as to obtain agency guidance on a potential accelerated regulatory pathway for MVP-S as a T-cell immunotherapy for the treatment of advanced ovarian cancer in patients with progressing disease.

FDA meeting highlights include:

o	The purpose of IMV’s Type B meeting with the FDA was to request feedback on the design of the clinical program for MVP-S. This program includes the continuing DeCidE1 phase 2 clinical study and a potential future registration trial for accelerated approval in a subset of ovarian cancer patients.
o	The FDA reviewed the Corporation’s proposed clinical development plan and acknowledged the potential for accelerated approvals in advanced ovarian cancer based on ORR according to Recist 1.1 criteria with reported median duration of response rate (“DOR”). In addition, the FDA provided important guidance on clinical design considerations for different lines of therapy and platinum-sensitive and resistant patient populations.

o	In addition, IMV submitted a protocol amendment for a predictive enrichment approach to the phase 2 DeCidE1 trial, and further discussed those details with the FDA during the Type B meeting. The phase 2 primary end point, based on OOR per Recist 1.1 criteria, is intended to confirm the high response rate and duration of clinical benefits observed in previously announced results in a patient population defined by a clinical biomarker based BTB.

Multiple clinical sites are now open for enrolment in the DeCidE1 phase 2 trial. Subject to phase 2 results, IMV plans to schedule a follow-up meeting with the FDA to finalize the design of a potential pivotal trial based on ORR and DOR.

•	On January 17, 2019, treatment of the first patient in its phase 1 trial evaluating neoepitopes formulated in the Corporation’s proprietary DPX delivery platform in patients with ovarian cancer. The study is part of the Corporation’s DPX-NEO program, which is a continuing collaboration between UConn Health and IMV to develop neoepitope-based anti-cancer therapies.

Investigators will assess the safety and efficacy of using patient-specific neoepitopes discovered at UConn Health and formulated in IMV’s proprietary DPX-based delivery technology in women with ovarian cancer. Investigators plan to enroll up to 15 patients in the phase 1 study. UConn Health is financing the trial with IMV providing materials and counsel.

IV.       DESCRIPTION OF THE BUSINESS

OUR DPX® PLATFORM GIVES US UNIQUE ADVANTAGES

Our DPX® technology is a unique and patented delivery platform that can incorporate a range of bioactive molecules to produce targeted, long-lasting immune responses enabled by various formulated components. We believe our versatile, immune-educating technology can be developed for application in a variety of therapeutic areas where generation of a target-specific immune response is expected to mitigate disease.

The DPX® delivery platform has a differentiated MOA and multiple advantages

DPX® is a versatile technology for delivery of single or multiple bioactive molecules, including peptides, proteins, small molecules, nucleic acids, whole viruses and virus-like particles.

When formulated with tumor-associated antigens, DPX®-based immunotherapies maintain antigens at the injection site for prolonged interaction with the immune system, inducing a robust expansion of antigen-specific cytotoxic T cells and an inhibition of tumor growth in tumor-bearing models. In clinical trials, DPX®-based immunotherapies (administered alone and in combination with other agents) have achieved robust, sustained immune responses with infrequent, low-volume injections and mild Grade 1 or 2 injection site reactions. In the clinic, our lead compound has been shown to elicit and increase both T and B cell infiltration into tumors.

We believe our non-aqueous, lipid-based DPX® technology confers numerous practical advantages to DPX®-based immunotherapies, including ease and low cost of manufacturing, the ability to incorporate both hydrophilic and hydrophobic molecules, no cold-chain requirements for shipping and storage, long-term shelf stability and simple administration in an office setting.

OUR BUSINESS STRATEGY

Cancer is considered one of the most widespread and prevalent diseases globally. According to the 2022 Cancer Facts & Figures released by the American Cancer Society, it is predicted that the global cancer burden will rise to 28 million and the number of cancer deaths to 16.2 million by 2040 solely due to the growth of the aging population. However, these projections may be underestimated, given the adoption of unhealthy behaviors and lifestyles associated with rapid income growth and changes in reproductive patterns in economically transitioning countries.

Conventional cancer treatment involves surgery to remove the tumor whenever possible, as well as chemotherapy and radiation. Chemotherapies are widely used, despite their associated toxicities, because they interfere with the ability of cancer cells to grow and spread. However, studies have shown that older patients often receive little or no treatment because the benefit of prolonged survival does not outweigh potential adverse effects and impact on quality of life. Also, in all groups of patients, tumors often develop resistance to chemotherapies, thus limiting their efficacy in preventing tumor recurrence. Despite recent advances, independent sources1 note a high unmet medical need in cancer therapy, noting the median survival rate remains poor.

Even though the immune system can prevent or slow cancer growth, cancer cells have ways to avoid destruction by the immune system. Immunotherapy is a type of treatment that helps a patient’s immune system fight cancer. The National Cancer Institute describes several types of immunotherapies, including Immune Checkpoint Inhibitors (“CPIs”) like Merck’s KEYTRUDA® (pembrolizumab) but also T-cell transfer therapies, monoclonal antibodies,

1 Cancer Facts and Figures 2022. American Cancer Society

treatment vaccines and immune modulators. Although immunotherapy has revolutionized cancer treatment in the last decade, these treatments can cause side effects, including organ inflammation and even widespread inflammation. Unfortunately, some patients may become resistant to their treatment and relapse eventually.

We are leveraging the unique mechanism of action of the DPX® platform to build a portfolio of novel immune-educating cancer immunotherapies, which are designed to instruct a robust, persistent immune response against a specific target. Through the expertise of our teams, the quality of our science and emerging strategic partnerships, our mission is to push the boundaries of our novel immunotherapeutic platform to offer better treatments for solid and hematological cancers. The favourable safety profile shown by our lead product candidate encourages us to seek opportunities for combination with other immunotherapies to induce a synergistic activation of a patient’s immune systems against cancer. We are exploring a variety of avenues, including co-development through potential collaborations, strategic partnerships or other transactions with third parties to continue developing new DPX®-based immune-educating therapies.

We are also evaluating potential licencing opportunities for our programs outside of immuno-oncology and for other applications of the DPX® technology. We may seek additional equity and non-dilutive funding to advance the development of our immune-oncology product candidates and potential new programs.

A FOCUS ON IMMUNO-ONCOLOGY

Results of research with DPX®-based immunotherapies have shown robust and sustained antigen-specific T-cell activity in preclinical tumor models and in humans with advanced cancers. Notably, preclinical and early clinical research indicates that DPX®-based immunotherapies can also enlist other immune cell types, including B cells, in the anti-cancer response. IMV’s immune-educating therapies can be easily combined with other immunotherapeutic approaches, including checkpoint inhibitors.

OUR DPX®-BASED IMMUNOTHERAPIES

Our Lead Cancer Immunotherapy: Maveropepimut-S

MVP-S is our first DPX®-based immunotherapy designed to instigate a specific immune response to survivin: a protein commonly expressed in many advanced cancers. MVP-S is comprised of peptides from the survivin protein, a peptide to activate CD4 T “helper” cells, and an activator of innate immune cells (polydIdC). The inclusion of each of these components together elicits a robust, persistent induction of survivin-specific CD8 “killer” T cells that patrol the body to seek out and specifically eradicate survivin-expressing cancer cells.

Survivin is a well-known tumor-associated antigen (“TAA”) and is overexpressed in most solid and liquid tumors, but rarely in normal, terminally differentiated, adult tissues. Survivin supports tumor growth and metastasis by protecting tumor cells from apoptosis and conferring resistance to chemotherapy and radiotherapy. Survivin expression is correlated with tumor aggressiveness and poor prognosis in multiple cancers2.

MVP-S has been shown to enhance and prolong survivin-specific immune responses in preclinical tumor models when compared with these same survivin-specific peptides administered in an emulsion-based formulation. In the clinic, MVP-S has shown promising clinical activity in different cancer indications whereas Lennerz et al. (2014) described that survivin peptides formulated in standard emulsion demonstrated limited clinical benefit with no objective responses. These results were presented at the last AACR-NCI-EORTC meeting in September 2021. The presentation is available for viewing on our website3.

Ongoing clinical programs are evaluating MVP-S alone and in combination with intermittent, low dose cyclophosphamide and anti-cancer drugs in patients with advanced DLBCL, ovarian cancer, breast cancer, and other solid tumors.

In certain clinical trials, IMV is exploring the activity of MVP-S, with and without an intermittent oral regimen of CPA used as an immune-modulator. Conventional chemotherapeutic drugs are traditionally used for their cytotoxic effect on tumors, but CPA can also be used at lower doses to potentiate the activity of other immunotherapies without inducing significant cytotoxicity. Several studies have demonstrated that low-dose regimens of CPA can have multiple beneficial effects for T cell therapies such as MVP-S, including reduction of T regulatory cell numbers and increase in effector T cells (Hugues et al, Immunology. 2018). In phase 1 clinical studies, IMV has demonstrated that intermittent low-dose oral CPA can act as an immune-modulator increasing the number of polyfunctional, survivin-specific T cells generated by MVP-S (Weir et Al, AACR, 2016).

Orphan Drug Status

The Corporation announced, in November 2016, that the European Medicines Agency (“EMA”) had granted orphan drug designation status to IMV’s MVP-S in ovarian cancer. In July 2015, the FDA also granted orphan drug status to MVP-S for the treatment of ovarian cancer. This designation is valid for all applications of MVP-S in ovarian cancer without restriction to a specific stage of disease.

Clinical programs with MVP-S

The clinical development of our lead compound, MVP-S, is targeted to exploring its therapeutic potential in stage-gated clinical trials, with the goal of advancing MVP-S toward registration trials based on observed clinical signals in each stage.

DLBCL – VITALIZE phase 2b clinical trial (IMV-sponsored)

According to GlobalData: DLBCL, Competitive Landscape 2021, Diffuse Large B Cell Lymphoma is the most common and aggressive form of Non-Hodgkin Lymphoma (“NHL”) accounting for 30%-40% of all cases of adult NHL and, with 27,000 new cases per year in the United States, this blood cancer represents a high unmet medical need. Patients with aggressive NHLs such as DLBCL can generally expect low median survival rates (median overall survival is 4.4 months for patients who fail salvage regimens). The prognosis of patients with r/r DLBCL is poor, and clinical, economic, and logistical barriers limit access to potentially curative therapies. Only about 50% of r/r DLBCL

2 Virrey JJ et al. Increased survivin expression confers chemoresistance to tumor-associated endothelial cells. The American journal of pathology. 2008;173(2):575-585.

3 https://www.imv-inc.com/the-dpx-platform/scientific-publications-posters patients respond to salvage chemotherapy and are thus eligible for autologous stem cell transplant (“ASCT”) in the 2nd line setting4. Utilization of CAR T-cell therapies is limited by high cost, payer denials, cumbersome logistics, toxicity, and patient proximity to a specialized center5.

Survivin overexpression is common in DLBCL and is associated with advanced clinical stage, high-risk International Prognostic Index scores, bone marrow involvement, and short overall survival, suggesting that immunotherapy incorporating MVP-S may fill unmet medical needs in DLBCL6.

In our clinical trials, we evaluate r/r DLBCL patients who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy. Based on 2024 projections from the 2019 Data Monitor Syndicated Report, it is estimated that there are 9,500 patients in the US eligible for a third line of treatment or are not eligible for stem cell transplantation or cell therapy.

The now completed SPiReL Phase 2 study evaluated a combination of MVP-S with KEYTRUDA®7 (pembrolizumab) and Low Dose CPA (ClinicalTrials.gov Identifier: NCT03349450). The treatment regimen was well-tolerated (in a population median age: 75 years) and demonstrated impressive results in antitumor efficacy outcomes in a subset of patients with Program Death Ligand 1 (“PD-L1”) expression. Among the 8 patients with tumor PD-L1 expression, the ORR was 75% (compared with PD-L1-negative patients [n=11], 0%) suggesting that PD-L1 positivity may identify patients most likely to respond to this combination immunotherapy. Presence of immune cells observed in the tumor before and during treatment was associated with tumor response. Survivin-specific T cells responses were observed during treatment and also associated with tumor response. More details can be found on the Scientific Publications & Posters section of our website (SITC November 2020 and ASH December 2020) for presentations given by Dr. Neil Berinstein, Hematologist at the Sunnybrook Health Science Center in Toronto and principal investigator of the SPiReL study.

In 2021, to further evaluate the promising results observed in the SPiReL study, we initiated the VITALIZE study, a company-sponsored, multi-centre Phase 2b trial in patients with r/r DLBCL. The VITALIZE phase 2b trial is an open-label, randomized, parallel group, Simon two-stage study designed to assess the combination of MVP-S and KEYTRUDA® with or without Low Dose CPA. In the first stage of this study, our lead compound is being evaluated in approximately 30 subjects, and in the second stage up to 102 total subjects with r/r DLBCL who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy (ClinicalTrials.gov Identifier: NCT04920617).

The primary endpoint is ORR, centrally evaluated per Lugano (2014) and measured by the number of subjects per arm achieving a best response of Partial or Complete Response during the 2-year treatment period. All subjects will be evaluated for their baseline PD-L1 expression with the goal to validate the SPiReL data that highlighted PD-L1 as a possible predictive biomarker for the combination therapy.

In January 2022, we announced that a first patient with r/r DLBCL received treatment with MVP-S in combination with KEYTRUDA®, in the VITALIZE Phase 2B clinical trial, advancing our lead compound on the path to a registration trial.  Exploratory endpoints include cell mediated immune response, tumor immune cell infiltration, and biomarker analyses. Early data review from the initial stage 1 patients is expected during summer 2022.

4 Vardhana SA et al. Outcomes of primary refractory diffuse large B-cell lymphoma (DLBCL) treated with salvage chemotherapy and intention to transplant in the rituximab era. British journal of haematology. 2017;176(4):591-599.

5 Gajra A. et al. Perceptions of community hematologists/oncologists on barriers to chimeric antigen receptor T-cell therapy for the treatment of diffuse large B-cell lymphoma. Immunotherapy. 2020;12(10):725-732.

6 Zhang Y, Wang J, Sui X, et al. Prognostic and Clinicopathological Value of Survivin in Diffuse Large B-cell Lymphoma: A Meta-Analysis. Medicine. 2015;94(36):e1432.

7 KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA. Pembrolizumab is a highly selective humanized monoclonal IgG4 antibody directed against the PD-1 receptor on the cell surface. The drug blocks the PD-1 receptor, preventing binding and activation of PD-L1 and PD-L2. This mechanism causes the activation of T-cell mediated immune responses against tumor cells, which is complementary to MVP-S’ mechanism of action.

During year ended December 31, 2021, IMV has spent $2.8 million on start-up costs related to this phase 2b study. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, the costs to complete the first stage of this trial (approximately 30 patients) are estimated at $10 million, of which $6 million is estimated to be spent in 2022.

Ovarian Cancer – DeCidE1 phase 2 in patients with recurrent, advanced platinum-sensitive and resistant ovarian cancer (IMV-sponsored)

Globally, ovarian cancer is the seventh most diagnosed cancer among women and a leading cause of mortality among all gynecological cancers (Global Data: Ovarian Cancer Opportunity Analysis and Forecast to 2028). According to Globocan 2020, on a worldwide basis, 314,000 women are diagnosed and there are 207,000 ovarian cancer related deaths each year with a median age of 63 at diagnosis. Almost all patients eventually become resistant to platinum-based therapy and 70% of patients relapse within three years. The standard of care for recurrent platinum resistant ovarian cancer is single agent chemotherapy (doxorubicin, paclitaxel or topotecan). These treatments have a 10-15% objective response rate and a three-to-four-month progression free survival rate. Accordingly, the overall prognosis for ovarian cancer still remains poor with multiple areas of high unmet need. No immunotherapy has been approved yet in this indication.

Survivin is overexpressed in about 50% of stage I/II and up to 100% of stage III/IV ovarian cancers but is not expressed in normal ovarian tissue. Survivin positivity increases with histological Grade (Grade 1/2, 50% vs Grade 3, 76%) and is associated with reduced overall survival8.

In 2021, we completed the DeCidE1 phase 2 trial which evaluated safety and effectiveness of MVP-S, with Low Dose CPA. This trial enrolled patients with recurrent, advanced platinum-sensitive and –resistant ovarian cancer. Except for one patient, all patients were diagnosed with an advanced stage of the disease, and 12 patients had received 3 or more lines of prior therapy.

In patients with advanced ovarian cancer that were post first or second line of treatment, robust, does-dependent, survivin-specific T-cell responses that were durable over time were observed in patients treated with MVP-S. In this trial, we observed a median overall survival of 19.9 months, with a 45% overall survival rate at 23.8 months. Long-term clinical benefit was observed among those with platinum-sensitive, resistant and refractory disease. Survivin-specific T-cell responses were observed in 87% of patients.

Translational analyses revealed an increase from baseline in unique, survivin-specific T-cell clones in on-treatment tumor samples. Pre-treatment T-cell infiltration was associated with tumor regression. Enriched B-cell infiltration was also detected in on-treatment tumor samples, especially in patients who showed tumor reduction. Furthermore, antibodies to all 5 survivin-derived peptides were detected in plasma samples and were more prominent in patients with tumor shrinkage.

Treatment with MVP-S and Low Dose CPA was well-tolerated. Consistent with a previous study, treatment-related AEs were common in DeCidE1 and were predominantly Grade 1/2 injection site reactions. The most common treatment-related systemic AE was Grade 1 fatigue.

We plan to further evaluate the therapeutic potential of MVP-S in advanced ovarian cancer with an expanded trial and recently received agreement from the FDA and Health Canada on the design of the AVALON Phase 2b trial and we expect that this trial will be initiated in H2 2022.

During year ended December 31, 2021, IMV spent $0.3 million on costs for the DeCidE1 phase 2 study and we do not anticipate any material costs for this trial going forward. IMV estimates that, in addition to general clinical department expenses which are distributed amongst the various clinical projects, the total cost to complete the first

8 Gąsowska-Bajger B, Gąsowska-Bodnar A, Knapp P, Bodnar L. Prognostic Significance of Survivin Expression in Patients with Ovarian Carcinoma: A Meta-Analysis. Journal of clinical medicine. 2021;10(4).

stage of the AVALON Phase 2b ovarian study will be $3 million, of which $1.2 million is expected to be spent in 2022.

Phase 2 basket trial in multiple solid tumor indications (IMV-sponsored)

In December 2021, IMV announced the completion of enrolment in the phase 2 basket trial in collaboration with Merck.

Top line data from both the bladder and MSI-H cohorts showed promising results. Clinical benefit (complete responses, partial responses, and stable disease) was observed in advanced or metastatic bladder cancer patients, including in patients who had received prior immune checkpoint inhibitor therapy. A more complete set of data, including evaluation of PD-L1 and other measures will be presented as a late-breaking oral symposium at the AACR Annual meeting in April 2022.

This study’s objectives were to identify and select the best solid tumor opportunities for the combination of IMV’s MVP-S with Merck’s anti PD-1 checkpoint inhibitor Keytruda® and CPA.

The basket study was an open-label, multicenter study that evaluates the safety and efficacy of the immunotherapeutic combination in patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung cancers, as well as tumors shown to be positive for the microsatellite instability high (“MSI-H”) biomarker. Recruitment in the five indications followed a Simon two-stage design and each indication had prespecified success thresholds defined by the expected effect of Keytruda® as a monotherapy agent in that indication. Promising preliminary results were observed in the metastatic bladder and MSI-H cohorts. The Corporation is currently evaluating the path forward in the metastatic bladder indication.

During the year ended December 31, 2021, IMV spent $3.5 million on the phase 2 basket trial. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, costs to complete this trial are estimated at $18 million, of which $14.2 million has been spent to date and a total of $2.4 million is estimated to be spent in 2022.

Hormone receptor positive/HER2-negative (HR+/HER2-) Breast Cancer (investigator-sponsored)

Our lead compound, MVP-S is being investigated in patients with HR+/HER2- breast cancer. HR+/HER2- tumors represent an unmet clinical need with relatively poor responses to neoadjuvant endocrine treatment9. According to the National Cancer Institute, Hormone Receptive (HR+) and HER2 negative (HER2-) is the most common form of breast cancer representing more than 70% of all cases. Investigators at the Providence Cancer Institute have identified ki67 as a prognostic marker of resistance to treatment that is associated with the upregulation of survivin expression. Targeting survivin with MVP-S in this population represents a promising approach that will be tested in the study. This investigator-initiated phase 1B clinical study is being conducted at the Providence Cancer Institute in Oregon, recruitment is ongoing, and patients have started to receive treatment with MVP-S.

This three-arm phase 1B trial is designed to assess the combination of MVP-S plus standard-of-care aromatase inhibitor with/without radiotherapy or Low Dose CPA prior to surgery. Across the three arms of this study, our lead compound will be evaluated for the first time as a neoadjuvant in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer.

The primary objective is to evaluate the safety and immunogenicity of the neoadjuvant combination of MVP-S with the aromatase inhibitor, with/without radiation, or Low Dose CPA in each arm. Survivin-specific T cells in the resected tumor will be evaluated as a secondary objective. Translational studies will be conducted as exploratory analyses to characterize the MVP-S mechanism of action in the tumor and the tumor microenvironment. All intellectual rights from this study will remain the property of the Corporation.

9 Schettini, Francesco et al. “Endocrine-Based Treatments in Clinically-Relevant Subgroups of Hormone Receptor-Positive/HER2-Negative Metastatic Breast Cancer: Systematic Review and Meta-Analysis.” Cancers vol. 13,6 1458. 22 Mar. 2021.

IMV anticipates that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, $0.6 million is currently estimated to be spent by IMV for our share of the trial, of which no material costs were incurred in 2021 and $0.3 million is estimated to be spent in 2022.

Ovarian Cancer Phase 2 clinical trial (investigator-sponsored)

University Health Network’s (“UHN”) Princess Margaret Cancer Centre is conducting a phase 2 non-randomized, open-label trial designed to evaluate the potential anti-tumor activity of the combination of Merck’s Keytruda® (pembrolizumab), MVP-S and Low Dose CPA. The study’s primary objective is to assess overall response rate. Secondary study objectives include progression free survival rate, overall survival rate, and potential side effects, over a five-year period. The Corporation will disclose results once provided by the UHN and will assess next steps with the UHN based on those results.

During the year ended December 31, 2021, IMV has spent $0.1 million on this study. We currently anticipate that, in addition to general clinical expenses, which are distributed amongst the various clinical projects, the final payment due upon achievement of a pre-determined study milestone is $0.1 million and there are no other material costs anticipated for this study.

Our Next Cancer Immunotherapy: DPX-SurMAGE

Our second DPX®-based immunotherapy, DPX-SurMAGE combines the DPX® platform and two cancer antigens: survivin and MAGE-A9. MAGE protein family member, A9 (MAGE-A9) is frequently expressed in various human cancers including bladder, lung, and kidney. MAGE-A9 peptides will be combined with selected immunogenic peptides from the survivin protein in MVP-S to form a dual targeted T cell activating therapy. We believe that MAGE-A9 and survivin peptides presented on the surface of cancer cells may represent complementary targets for an enhanced DPX®-based cancer immunotherapy.

IMV began a phase 1 clinical study to evaluate MVP-S and DPX®-SurMAGE in separate cohorts of patients with NMIBC in early 2022. Despite the entry of immunotherapy agents into the bladder cancer market, including the promising checkpoint inhibitors, there remains significant unmet need across bladder cancer settings10,11. There are abundant opportunities for drug development for early-stage disease, as well as for patients who do not respond to or relapse following, treatment with an immune checkpoint inhibitor.

Bladder cancer is a common cancer worldwide that occurs when there is uncontrolled cell growth in the bladder lining, most commonly in urothelial cells (Antoni et al., 2017; ASCO, 2019).

10 Fisher et al. Treatment patterns and outcomes in metastatic bladder cancer in community oncology settings. J Clin Oncol. 2017;35, no. 6_suppl:396-396

11 Campi et al. Unmet Clinical Needs and Future Perspectives in Non–muscle-invasive Bladder Cancer. Eur Urol Focus. 2018:4:472-480.

This project is conducted in collaboration with CQDM, a Canadian bioresearch consortium, that awarded a grant for a collaboration among IMV, Centre de recherche du CHU de Quebec-Universite Laval (“CHU”) and FCHUQc. The collaboration is receiving a grant from the CQDM and from the FCHUQc, to develop this novel dual target T cell therapy for an initial clinical application in bladder cancer. During the year ended December 31, 2021, IMV spent $0.5 million on the DPX-SurMAGE program. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various projects, IMV’s share of costs to complete this project are estimated at $1.5 million, of which $0.8 million is estimated to be spent in 2022.

Other collaborations in oncology

From time to time, IMV enters into collaborations with partners to evaluate the use of the DPX® platform with other products in oncology.

COVID-19 Impact on Clinical Programs

The COVID-19 pandemic crisis is still impacting clinical activities across the industry due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. IMV’s clinical team continues to work closely with each clinical site and its CRO’s on contingency plans to ensure that patient safety and the integrity of data is maintained. IMV is following the guidance issued by the FDA: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review Boards”. Additionally, the IMV team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that many clinical sites are experiencing staffing shortages and as a result, have decreased clinical trial activities, while other, less impacted sites, have continued activities as planned. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples has not been impacted to date, and IMV is working with its vendors to ensure continuity of activities. Drug supply has not been impacted to date and IMV has been developing contingency plans to address supply of drugs to all clinical sites in the event of future transportation or other constraints.

EXPLORING THE BOUNDARIES OF OUR DPX® PLATFORM

We leveraged the unique mechanism of action of our DPX® delivery platform to create peptide vaccine candidates that are designed to generate a sustained and targeted B cell immune response (antibodies) with the potential to prevent infections by viruses. We have previously demonstrated the flexibility of DPX® through the development of two DPX®-based therapies against infectious diseases, DPX-RSV and DPX-COVID-19, that have shown generation of a targeted and sustained B cell response in a phase 1 trial and preclinical studies, respectively.

We are continuously exploring the boundaries of our DPX® delivery platform, and we are testing different bioactive molecules beyond peptide antigens. In 2021, we entered into a collaboration with Medicago Inc., a biopharmaceutical company that develops virus-like particles (“VLPs”) against infectious diseases. The collaboration will evaluate Medicago’s VLPs encapsulated in IMV’s DPX® technology. This agreement reflects IMV’s strategic shift in focus to seek licensing opportunities for its DPX® platform in indications outside of immuno-oncology. These collaborations are exploratory in nature and the Corporation expects to disclose evaluations or other results only when those are made available to IMV by each of its collaborators.

Licensing Agreements

While the Corporation is focused on developing a pipeline of cancer immunotherapies, it is also pursuing opportunities to license its platform technology to other parties interested in creating enhanced immune responsiveness on an application-by-application basis.

In April 2018, IMV signed a licensing agreement and granted SpayVac-for-Wildlife (SFW Inc.) a license to two of its proprietary delivery platforms. SFW Inc. has global exclusive rights to use both of these platforms to develop humane, immune-contraceptive compounds for control of overabundant, feral and invasive wildlife populations against royalties on sales.

Intellectual Property

The Corporation strives to protect its intellectual property in established and emerging markets around the world. The Corporation’s intellectual property portfolio relating to its vaccine platform technology includes 24 patent families containing 57 issued patents and 79 pending patent applications in 12 jurisdictions (including applications filed and/or patents granted in the United States, Europe, Canada, Australia, Japan, India, Israel, Singapore, Brazil, Taiwan, China and separately Hong Kong).

The Corporation’s patents and applications cover specific DPX® compositions with broad utility for infectious diseases and cancer applications, as well as methods of manufacture and other applications of the platform technology. These patents, together with the pending applications if allowed, extend patent protection for some or all DPX®-based compositions and/or uses thereof approximately up to the year 2041.

The Corporation has a licensing agreement with Vlaams Instituut voor Biotechnologie (VIB) in relation to patents for a Respiratory Syncytial Virus Vaccine (PCT/EP2011/070161). Patents from this family have issued in the United States, Europe, Australia, Japan, and China, and applications remain pending in Canada and the United States. The licensing agreement stipulates that the Corporation will assume the cost of prosecuting and maintaining the fees associated with the patent applications and issued patents. These patents provide protection for an RSV vaccine formulated in DPX®, thereby extending protection for DPX®-based vaccines.

The Corporation has a licensing agreement with Merck KGaA in relation to patents for survivin peptides and vaccines (PCT/DK/2004/000062; PCT/DK2006/000061). Patents from these families have issued in the United States, Europe, Canada, Australia, New Zealand, Japan, Brazil, Mexico, Russia, China and separately Hong Kong. These patents provide protection for a survivin vaccine formulated in DPX®, thereby extending patent protection for DPX®-based vaccines.

Trademark protection for the platform name DPX® has been registered in the United States and Canada.

Market Overview

Cancer is considered one of the most widespread and prevalent diseases globally. According to the 2022 Cancer Facts & Figures released by the American Cancer Society, it is predicted that the global cancer burden will rise to 28 million and the number of cancer deaths to 16.2 million by 2040 solely due to the growth and aging of the population. However, these projections may be underestimates given the adoption of unhealthy behaviors and lifestyles associated with rapid income growth and changes in reproductive patterns in economically transitioning countries. According to the 2020 Cancer Facts & Figures, cancer usually develops in older people; 80% of all cancers in the United States are diagnosed in people 55 years of age or older. Adults ages 85 and older are the fastest-growing population group in the US and women outnumber men in this age group because of a longer life expectancy.

Conventional cancer treatment involves surgery to remove the tumor whenever possible, as well as chemotherapy and radiation. Chemotherapies are widely used, despite their associated toxicities, because they interfere with the ability of cancer cells to grow and spread. However, studies have shown that older patients often receive little or no treatment because the benefit of prolonged survival does not outweigh potential adverse effects and impact on quality of life. Also, in all groups of patients, tumors often develop resistance to chemotherapies, thus limiting their efficacy in preventing tumor recurrence. Despite recent advances, independent sources note a high unmet medical need in cancer therapy, noting the median survival rate remains poor. Cancer immunotherapies may provide new and effective treatments. According to a Precedence Research report released in December 2021, the global immunotherapy drug market is projected to reach $277.1 billion by 2030 from $85 billion in 2021, growing at a compound annual growth rate of 12.6% during the forecast period of 2021 to 2030. The major players operating in the immunotherapy drug market include F. Hoffmann-La Roche AG (Switzerland), GlaxoSmithKline (U.K.), AbbVie, Inc. (U.S.), Amgen, Inc. (U.S.), Merck (U.S.), Bristol-Myers Squibb (U.S.), Novartis International AG (Switzerland), Eli Lilly and Corporation (U.S.), Johnson & Johnson (U.S.), and AstraZeneca plc (U.K.).

Cancer immunotherapy seeks to harness the immune system to assist in the destruction of tumors and to prevent their recurrence. There has been significant interest in the field of cancer immunotherapy stemming from recent clinical success in prolonging patient survival with novel compounds. The ability to apply these appropriately has resulted from a greater understanding of the immune dysfunction that is characteristic of cancer. One area in which there have been breakthroughs has been in the area of checkpoint inhibitors, which are compounds that target key regulatory molecules of the immune system. Yervoy® (anti CTLA 4, or ipilumumab, developed by Bristol Myers Squibb) was the first compound in this class to be approved for use in advanced metastatic melanoma. In cancer, these regulators (CTLA-4, PD-1 and its ligand PD-L1) act to inhibit CD8 T cell-mediated anti-tumor immune responses that are crucial for tumor control. Monoclonal antibodies that target PD-1 and PD-L1 have shown unusual efficacy in cancer patients, with a significant percentage of patients experiencing durable response to these therapies. Several of these compounds have been approved in multiple indications. Merck’s Keytruda® (pembrolizumab) and Bristol Myers Squibb’s Opdivo® (nivolumab) received FDA approval in 2014 for advanced melanoma patients who have stopped responding to other therapies. These therapies have subsequently been approved for use in other advanced cancers. These drugs have been shown to be helpful in treating several types of cancer but with success only in a limited percentage of patients. It is not yet known exactly why, though researchers have noticed that these drugs seem to work especially well for patients whose cancer cells have a higher number of mutations.

Key opinion leaders in the field have indicated that that combining checkpoint inhibitors with other novel cancer treatments might be the most effective approach to broadening and deepening the benefit of immune checkpoint inhibitors. These include novel activating T cell therapies, like MVP-S.

We believe that immune activating therapies, like MVP-S, may become an important component of these novel combination immunotherapies, with the potential of synergistic benefits to become an essential part of a multi-pronged approach for the treatment of cancer.

Manufacturing and Scalability

The Corporation has developed and implemented GMP (Good Manufacturing Practices) manufacturing process for MVP-S and DPX-SurMAGE. The scale-up methods have been transferred to, and manufacturing has been contracted out to reputable contract manufacturing organizations (“CMOs”) to manufacture sterile products for clinical purposes.

Facilities

The Corporation’s laboratory and head office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia where the Corporation is currently renting premises of approximately 14,941 sq. ft. The Corporation is also renting administrative offices in Quebec City of approximately 2,702 sq. ft. located at 2875 Boulevard Laurier, Suite 220, Quebec and in Cambridge of approximately 3,400 sq. ft. located at 10 Rogers Street, Suite 120 and 121, Cambridge MA.

United States Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and its implementing regulations, and biologics under the FDCA and the Public Health Service Act (“PHSA”), and its implementing regulations. FDA approval is required before any new unapproved drug or biologic or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs and biologics are also subject to other federal, state, and local statutes and regulations. If we fail to comply with applicable FDA or other requirements at any time during the product development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, civil monetary penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on IMV.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the Good Laboratory Practices (“GLP”) regulations;
•	completion of extensive CMC (chemistry, manufacturing and control) to produce drug or biologic in accordance with current Good Manufacturing Practices (“cGMP”);
•	submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated annually;
•	approval by an independent institutional review board (“IRB”) or ethics committee representing each clinical site before each clinical trial may be initiated;
•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;
•	preparation of and submission to the FDA of a new drug application (“NDA”) or biologics license application (“BLA”) after completion of all pivotal clinical trials;
•	potential review of the product application by an FDA advisory committee, where appropriate and if applicable;
•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;
•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product is produced to assess compliance with cGMP;
•	a potential FDA audit of the preclinical research and clinical trial sites that generated the data in support of the NDA or BLA; and
•	FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the product in the United States

The preclinical research, including production of cGMP material, clinical testing and approval process require substantial time, effort, and financial resources, and IMV cannot be certain that any approvals for IMV’s product candidates will be granted on a timely basis, if at all.

An IND is a request for authorization from the FDA to administer an investigational new drug or biologic product to humans in clinical trials. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human clinical trials. The IND also includes description of the manufacturing process and testing of the batch, results of animal studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product candidate; and any available human data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with Good Clinical Practices (“GCP”), which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB or ethics committee, before the trials may be initiated, and the IRB or ethics committee must monitor the trial until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

The clinical investigation of a drug or biologic is generally divided into three or four phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

•	Phase 1. The drug or biologic is introduced into healthy human subjects or subjects with the target disease or condition. These studies are designed to evaluate safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and where possible, to gain early evidence on effectiveness.
•	Phase 2. The drug or biologic is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.
•	Phase 3. The drug or biologic is administered to an expanded patient population, generally at geographically dispersed clinical trial sites to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational new drug product, and to provide an adequate basis for physician labeling.
•	Phase 4. In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug or biologic. Such post-approval studies are typically referred to as Phase 4 clinical trials.

Clinical trial sponsors must also report to the FDA, within certain timeframes, serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator’s brochure, or any findings from other studies or animal testing that suggest a significant risk in humans exposed to the product candidate. The FDA, the IRB or ethics committee, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. The clinical trial process can take years to complete, and there can be no assurance that the data collected will support FDA approval or licensure of the product candidate.

Submission of an NDA or BLA to the FDA

Assuming successful completion of all required preclinical studies and clinical testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA or BLA requesting approval to market the product candidate for one or more indications. Under federal law, the submission of most NDAs and BLAs is subject to an application user fee. This fee is typically increased annually. Applications for orphan drug products are exempted from the NDA and BLA application user fee, unless the application includes an indication for other than a rare disease or condition.

An NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, and may also come from a number of alternative sources, including trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational new drug product to the satisfaction of the FDA.

Once an NDA or BLA has been submitted, the FDA’s goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by the FDA’s requests for additional information or clarification.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

The FDA is required to refer an NDA or BLA for a novel drug (in which no active ingredient has been approved in any other application) to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

FDA’s Decision on an NDA or BLA

After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the product will be produced, the FDA will issue either an approval letter or a complete response letter (“Complete Response Letter”). An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. In order to satisfy deficiencies identified in a Complete Response Letter, additional clinical data and/or additional Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing may be required for the product candidate. Even if such additional information is submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. The FDA could also approve the NDA or BLA with a risk evaluation and mitigation strategy, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. New government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of IMV’s products under development.

Additional Controls for Biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend biologics licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases within the United States.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the lot manufacturing history and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before allowing the manufacturer to release the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of a BLA, biologics manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Companion Diagnostics

In its August 6, 2014, guidance document entitled “In Vitro Companion Diagnostic Devices,” the FDA defines an “IVD companion diagnostic device” to be an in vitro diagnostic device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. Use of an IVD companion diagnostic device is considered essential when its use is required in the labeling of a therapeutic product, for example, to select appropriate patients for a product or those who should not use the product, or to monitor patients to achieve safety or effectiveness. In most circumstances, the IVD companion diagnostic device should be approved or cleared by FDA under the device authorities of the FDCA contemporaneously with the therapeutic product’s approval under section 505 of the FDCA for a drug or section 351 of the PHSA for a biological product. FDA expects the therapeutic product sponsor to address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan. The therapeutic product sponsor may develop its own IVD companion diagnostic device, partner with a diagnostic device sponsor to develop an IVD companion diagnostic device, or explore modifying an existing IVD diagnostic device to develop a new intended use. The FDA explains if a diagnostic device and a therapeutic device are studied together to support their respective approvals, both products can be studied in the same investigational study that meets both the requirements of the Investigational Device Exemption, regulations and the IND regulations.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation (referred to as “ODD”) to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. ODD must be requested before submitting a BLA. After the FDA grants ODD, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. ODD does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has ODD receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same biological product for the same indication for seven years, except in limited circumstances, such as not being able to supply the product for patients or showing clinical superiority to the product with orphan exclusivity.

Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity.

Expedited Review and Approval Programs

The FDA has various programs, including Fast Track designation, priority review, accelerated approval, and breakthrough therapy designation, that are intended to expedite or simplify the process for the development and FDA review of drug and biological products that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drug and biological products to patients earlier than under standard FDA review procedures. To be eligible for a Fast Track designation, the FDA must determine, based on the request of a sponsor, that a drug or biological product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track NDA or BLA before the application is complete, a process known as rolling review.

The FDA may give a priority review designation, such as a rare pediatric disease designation, to drug or biological products that treat a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Most products that are eligible for Fast Track designation may also be considered appropriate to receive a priority review. In addition, drug and biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug or biological product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug or biological product receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biological product may be subject to accelerated withdrawal procedures.

Moreover, under the Food and Drug Administration Safety and Innovation Act enacted in 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biological product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biological product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drug and biological products designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decides that the time period for FDA review or approval will not be shortened. Furthermore, fast-track designation, priority review, accelerated approval and breakthrough therapy designation, do not change the standards for approval and may not ultimately expedite the development or approval process.

Other Healthcare Laws

Pharmaceutical manufacturers are subject to additional healthcare laws, regulation, and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal anti-kickback, anti-self-referral, false claims, transparency, including the federal Physician Payments Sunshine Act, consumer fraud, pricing reporting, data privacy, data protection, and security laws and regulations as well as similar foreign laws in the jurisdictions outside the U.S. Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information; state and local laws which require the tracking of gifts and other remuneration and any transfer of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Healthcare Reform

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system. The United States government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. In recent years, Congress has considered reductions in Medicare reimbursement levels for products administered by physicians. CMS, the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for some products. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payers.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The Affordable Care Act is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. Among other things, the Affordable Care Act expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum Medicaid rebate for both branded and generic products, expanded the 340B program, and revised the definition of average manufacturer price, or AMP, which could increase the amount of Medicaid rebates manufacturers are required to pay to states. The legislation also extended Medicaid rebates, previously due only on fee-for-service Medicaid utilization, to include the utilization of Medicaid managed care organizations as well and created an alternative rebate formula for certain new formulations of certain existing products that is intended to increase the amount of rebates due on those products. On February 1, 2016, CMS issued final regulations to implement the changes to the Medicaid Drug Rebate program under the Affordable Care Act. These regulations became effective on April 1, 2016. Since that time, there have been significant ongoing efforts to modify or eliminate the Affordable Care Act. The Tax Act, enacted on December 22, 2017, repealed the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code of 1986, as amended, or the Code, commonly referred to as the individual mandate.

Other legislative changes have been proposed and adopted since the passage of the Affordable Care Act. The Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the fiscal years 2012 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions included aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which went into effect in April 2013. Subsequent legislation extended the 2% reduction, on average, to 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, the 2% Medicare sequester reductions were suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. The sequester will remain in place through 2030. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

The Affordable Care Act has also been subject to challenges in the courts. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the Texas District Court to reconsider its earlier invalidation of the entire Affordable Care Act. An appeal was taken to the U.S. Supreme Court. On June 17, 2021, the Supreme Court ruled that the plaintiffs lacked standing to challenge the law as they had not alleged personal injury traceable to the allegedly unlawful conduct. As a result, the Supreme Court did not rule on the constitutionality of the ACA or any of its provisions.

Further changes to and under the Affordable Care Act remain possible but it is unknown what form any such changes or any law proposed to replace or revise the Affordable Care Act would take, and how or whether it may affect our business in the future. We expect that changes to the Affordable Care Act, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that additional federal, state and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance, and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufacturers to provide scientific details, information on cost-effectiveness, and clinical support for the use of a product to each payor separately. This can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and related services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

Comparable Foreign Government Regulation

In addition to FDA regulations in the United States, we will be subject to a variety of comparable regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our product candidates, if approved. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries.

Some countries outside of the United States have a similar process that requires the submission of a clinical trial application, or CTA, much like the IND prior to the commencement of human clinical trials. In Europe, for example, a CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed. To obtain regulatory approval to commercialize a new drug under European Union regulatory systems, we must submit a marketing authorization application, or MAA. The MAA is similar to an NDA or BLA, with the exception of, among other things, country-specific document requirements and environmental impact assessments.

Specialized Skill and Knowledge

The business of the Corporation requires personnel with specialized skills and knowledge in the fields of basic and applied immunology. Researchers must be able to design and implement studies to assess the efficacy of DPX in generating humoral and cellular immune responses. Specialized knowledge and skills relating to chemistry and formulation process development are also needed. Such knowledge and skills are needed to develop product specific analytical methods and formulation processes. The Corporation has trained scientists with broad experience in these fields.

The Corporation has subcontracted out several key functions to conduct the clinical program for its clinical trials. However, the Corporation has internal resources, such as a Chief Scientific Officer, Director of Medical Affairs, Director of Pharmacovigilance, Vice President of Clinical Research, Vice President of Clinical Translational Research, Vice President of Regulatory Affairs, Clinical and Regulatory Affairs Manager(s) and Clinical Research Associates and utilizes the services of consultants to ensure proper and timely completion of the required activities.

The Corporation also continues to conduct internal discovery and proof-of -concept work for other potential DPX applications, some of which is anticipated to be done with a partner organization.

Scientific and Clinical Advisory Committee

The Corporation has retained experienced academic and industry experts to assist its management in dealing with industry-related issues and how these issues may affect the Corporation’s scientific research and product development.

Stanley Frankel, MD
Chief Medical Officer at Cytovia Therapeutics
Formerly, Senior Vice President, Cellular Therapy Development at Bristol Myers Squibb
Formerly, Corporate Vice President, Head, Immuno-Oncology & Cellular Therapy, Clinical Research Development Head, Cell Therapy Clinical Center of Excellence at Celgene

Jose Iglesias, M.D.
Director, Apex Oncology Consulting Inc.
Formerly Chief Medical Officer at Senti Biosciences, Biothera Pharmaceuticals, Bionomics Ltd., Abraxis Bioscience Inc. and as Vice President, Clinical Development at Celgene.

Equipment and components required to conduct activities

Standard raw materials, component parts, and products required by the Corporation in pursuing its research and development activities are supplied from reputable companies active in the biotechnology industry. Pricing is predictable as there are many alternatives of such supplies that are readily available. In the event where a custom product is required, such materials are obtained from custom synthesis and/or purification manufacturers which operate in accordance with their respective regulations (ISO). These manufacturers are reputable and have been supplying such materials for the biotechnology/ pharmaceutical industry for a long time. There may be a lead time of weeks/months for such custom materials which is known and anticipated. The Corporation has identified the necessary providers of raw materials and services required for producing clinical grade product for its clinical trial activities.

Environmental Protection

The Corporation’s discovery and development processes involve the controlled use of hazardous and radioactive materials and, accordingly, the Corporation is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. To the knowledge of the Corporation, compliance with such environmental laws and regulations does not and will not have any significant impact on its capital spending, profits or competitive position within the normal course of its operating activities. There can be no assurance, however, that the Corporation will not be required to incur significant costs to comply with environmental laws and regulations in the future or that its operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

Employees

As at December 31, 2021, the Corporation had 97 full-time and part-time, including 17 employees holding PhD degrees and a number of other employees holding M.Sc. or MBA degrees. The Corporation’s employees are not governed by a collective bargaining agreement. The Corporation depends on certain key members of its management and scientific staff and the loss of services of one or more of these persons could adversely affect the Corporation. See “Risk Factors and Uncertainties”.

V.                 Risk Factors and Uncertainties

Investing in the Corporation’s securities involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this Annual Information Form. There are numerous and varied risks, known and unknown, that may prevent the Corporation from achieving its goals. The risks described below are not the only ones that the Corporation will face, and those risks are, and may be, exacerbated by the COVID-19 pandemic and its impact on the global business and economic environment as a result. If any of these risks actually occur, the Corporation’s business, financial condition or results of operations may be materially adversely affected. In that case, the trading price of the Corporation’s securities could decline and investors in the Corporation’s securities could lose all or part of their investment.

Risks Related to the Financial Position and Need for Additional Capital

The Corporation has incurred significant losses since inception and expects to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, the Corporation has incurred significant operating losses. The net loss was $36.8 million for the year ended December 31, 2021, $23.4 million for the year ended December 31, 2020 and $20.6 million for the year ended December 31, 2019. As of December 31, 2021, the Corporation had an accumulated deficit of $155 million. To date, the Corporation has financed operations primarily through public offerings in Canada, private placements of securities, grants and license and collaboration agreements. The Corporation has devoted substantially all efforts to research and development, including clinical trials. IMV expects to continue to incur significant expenses and increasing operating losses for at least the next several years. The Corporation anticipates that the expenses will increase substantially if and as the Corporation:

•	initiates or continues the clinical trials of MVP-S and other product candidates, such as DPX-SurMAGE;
•	seeks regulatory approvals for the product candidates that successfully complete clinical trials;
•	establishes a sales, marketing and distribution infrastructure to commercialize product candidates for which the Corporation may obtain regulatory approval;
•	maintains, expands and protects the Corporation’s intellectual property portfolio;
•	continues other research and development efforts;

•	hires additional clinical, quality control, scientific and management personnel; and
•	adds operational, financial and management information systems and personnel, including personnel to support product candidate development and planned commercialization efforts.

To become and remain profitable, the Corporation must develop and eventually commercialize a product or products with significant market potential. This development and commercialization will require the Corporation to be successful in a range of challenging activities, including successfully completing preclinical testing and clinical trials of the product candidates, obtaining regulatory approval for these product candidates and marketing and selling those products that obtain regulatory approval. The Corporation is only in the preliminary stages of some of these activities. The Corporation may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability. Even if profitability is achieved, the Corporation may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain profitable would decrease the value of the Corporation and could impair the Corporation’s ability to raise capital, expand the business, maintain research and development efforts, obtain regulatory approvals, commercialize products or continue operations. A decline in the value of the Corporation could also cause shareholders to lose all or part of their investment.

The Corporation will need substantial additional funding. If the Corporation is unable to raise capital when needed, the Corporation would be forced to delay, reduce, terminate or eliminate product development programs, potentially including the ongoing and planned clinical trials of MVP-S or commercialization efforts.

The Corporation expects expenses to increase in connection with the ongoing activities, particularly as the Corporation continues the research, development and clinical trials of, and seeks regulatory approval for, the product candidates. In addition, if the Corporation obtains regulatory approval of any of the product candidates, the Corporation expects to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. Furthermore, the Corporation will need to obtain additional funding in connection with continuing operations. If the Corporation is unable to raise capital when needed or on attractive terms, the Corporation would be forced to delay, reduce, terminate or eliminate the product development programs, potentially including the ongoing and planned clinical trials of MVP-S.

As of December 31, 2021, the Corporation had cash and cash equivalents of $38.4 million and working capital of $37.0 million.

The Corporation will need to obtain significant funding prior to the commercialization of any of its product candidates, if approved, including funding to complete all of the required clinical trials related to such product candidates. The Corporation does not currently have funds available to enable the Corporation to complete all of the required clinical trials for the commercialization of MVP-S, if approved, and to fund operating expenses through the completion of these trials. The Corporation expects that it will require $100 million or more to conduct the clinical trials and fund operating expenses through the completion of these ongoing trials.

The Corporation’s future capital requirements will depend on many factors, including:

•	the progress and results of the clinical trials of MVP-S and other product candidates;
•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for other product candidates;
•	the costs, timing and outcome of regulatory review of any product candidate;
•	the costs of commercialization activities, including product sales, marketing, manufacturing and distribution, for any of the product candidates for which regulatory approval is received;
•	revenue, if any, received from commercial sales of the Corporation’s product candidates, should any of the product candidates be approved by the FDA, Health Canada or a similar regulatory authority outside the United States and Canada;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing the Corporation’s intellectual property rights and defending intellectual property related claims;
•	the extent to which the Corporation acquires or invests in other businesses, products and technologies;
•	the emergence of competing therapies to the Corporation’s products for which is receives regulatory approval;
•	the Corporation’s ability to obtain government or other third-party funding; and
•	the Corporation’s ability to establish collaborations on favorable terms, if at all, particularly arrangements to market and distribute product candidates on a worldwide basis.

Conducting preclinical testing and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and the Corporation may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, the Corporation’s product candidates, if approved, may not achieve commercial success. The Corporation’s commercial revenues, if any, will be derived from sales of products that the Corporation does not expect to be commercially available for several years, if at all. Accordingly, the Corporation will need to continue to rely on additional funding to achieve the Corporation’s business objectives. Additional funding may not be available on acceptable terms to the Corporation, or at all.

Raising additional capital may cause dilution to existing shareholders, restrict operations or require the Corporation to relinquish rights to its technologies or product candidates.

Until such time, if ever, as the Corporation can generate substantial product revenues, the Corporation expects to finance its cash needs through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Currently, the Corporation does not have any committed external source of funds. The Corporation will require substantial funding to complete the ongoing and planned clinical trials of MVP-S and other product candidates and to fund operating expenses and other activities. To the extent that the Corporation raises additional capital through the sale of equity or convertible debt securities, the shareholders ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the shareholders. Debt financing involves agreements that include covenants limiting or restricting the Corporation’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Corporation raises additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the Corporation may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable.

Risks Related to the Development and Commercialization of the Corporation’s Product Candidates

The Corporation depends heavily on the success of MVP-S and other product candidates. All of the product candidates are still in preclinical or clinical development. Clinical trials of the product candidates may not be successful. If the Corporation is unable to commercialize the product candidates, for which it receives regulatory approval, or experiences significant delays in doing so, the business may be materially harmed.

All of the product candidates of the Corporation are still in preclinical or clinical development. The Corporation may never be able to obtain regulatory approval for any of its product candidates. The Corporation has committed significant human and financial resources to the development of MVP-S, and the DPX Platform. The ability to generate product revenues, which is not expected to occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of these product candidates, especially MVP-S, the most advanced product candidate. The success of these product candidates will depend on several factors, including the following:

•	successful completion of preclinical studies and clinical trials;
•	receipt of marketing approvals from the FDA, Health Canada and similar regulatory authorities outside the United States and Canada;
•	establishing commercial manufacturing capabilities by identifying and securing arrangements with third party manufacturers for the product candidates;
•	maintaining patent and trade secret protection and regulatory exclusivity for the product candidates;
•	launching commercial sales of the product candidates, if and when approved, whether alone or in collaboration with others;
•	acceptance of the products, if and when approved, by patients, the medical community and third party payors;
•	effectively competing with other therapies; and
•	a continued acceptable safety profile of the products following approval.

If the Corporation does not achieve one or more of these factors in a timely manner or at all, the Corporation could experience significant delays or an inability to successfully commercialize its product candidates, if approved, which would materially harm its business.

If clinical trials of the product candidates, such as the ongoing and planned clinical trials of MVP-S or of DPX-SurMAGE fail to demonstrate safety and efficacy to the satisfaction of the FDA, Health Canada or similar regulatory authorities outside the United States and Canada or do not otherwise produce positive results, the Corporation may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of the product candidates.

Before obtaining regulatory approval for the sale of any product candidate, the Corporation must conduct extensive clinical trials to demonstrate the safety, purity and potency, or efficacy, of the product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of the Corporation’s clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

The Corporation may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent the Corporation’s ability to receive regulatory approval or commercialize its product candidates, if approved. Unforeseen events that could delay or prevent the Corporation’s ability to receive regulatory approval or commercialize its product candidates include:

•	regulators or institutional review boards may not authorize the Corporation or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•	the Corporation may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;
•	clinical trials of the product candidates may produce negative or inconclusive results, and the Corporation may decide, or regulators may require, additional clinical trials be conducted or product development programs be abandoned;
•	the number of patients required for clinical trials of the product candidates may be larger than anticipated, enrollment in these clinical trials may be slower than anticipated or participants may drop out of these clinical trials at a higher rate than anticipated;
•	the Corporation’s third party contractors may fail to comply with regulatory requirements or meet their contractual obligations in a timely manner, or at all;

•	the Corporation might have to suspend or terminate clinical trials of its product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;
•	regulators or institutional review boards may require that the Corporation or its investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
•	the cost of clinical trials of the product candidates may be greater than anticipated;
•	the supply or quality of the product candidates or other materials necessary to conduct clinical trials of the product candidates may be insufficient or inadequate; and
•	the Corporation’s product candidates may have undesirable side effects or other unexpected characteristics, causing the Corporation or its investigators, regulators or institutional review boards to suspend or terminate the trials.

In addition, the patients recruited for clinical trials of the product candidates may have a disease profile or other characteristics that are different than expected and different than what the clinical trials were designed for, which could adversely impact the results of the clinical trials.

If the Corporation is required to conduct additional clinical trials or other testing of its product candidates beyond those that are currently contemplated, if the Corporation is unable to successfully complete clinical trials of its product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, the Corporation may:

•	be delayed in obtaining marketing approval for its product candidates;
•	not obtain marketing approval at all;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;
•	obtain approval with labeling that includes significant use restrictions or safety warnings, including boxed warnings;
•	have the product removed from the market after obtaining marketing approval;
•	be subject to additional post marketing testing requirements; or
•	be subject to restrictions on how the product is distributed or used.

The Corporation’s product development costs will also increase if delays in testing or approvals are experienced. The Corporation does not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays could also shorten any periods during which the Corporation may have the exclusive right to commercialize its product candidates, if approved, or allow the Corporation’s competitors to bring products to market before the Corporation does and impair the Corporation’s ability to commercialize its product candidates, if approved, and may harm the business and results of operations.

If the Corporation experiences delays or difficulties in the enrollment of patients in clinical trials, receipt of necessary regulatory approvals could be delayed or prevented.

The Corporation may not be able to initiate or continue clinical trials for its product candidates, if the Corporation is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, Health Canada or similar regulatory authorities outside the United States and Canada. In addition, many of the Corporation’s competitors have ongoing clinical trials for product candidates that could be competitive with the Corporation’s product candidates, and patients who would otherwise be eligible for the Corporation’s clinical trials may instead enroll in clinical trials of the Corporation’s competitors’ product candidates.

Patient enrollment is affected by other factors including:

•	severity of the disease under investigation;
•	eligibility criteria for the study in question;
•	perceived risks and benefits of the product candidate under study;
•	efforts to facilitate timely enrollment in clinical trials;
•	patient referral practices of physicians;
•	the ongoing COVID-19 pandemic and the efforts to mitigate it;
•	the ability to monitor patients adequately during and after treatment; and
•	proximity and availability of clinical trial sites for prospective patients

The actual amount of time for full enrollment could be longer than planned. Enrollment delays in these ongoing and planned trials or any of the Corporation’s other clinical trials may result in increased development costs for its product candidates, which would cause the value of the Corporation to decline and limit the Corporation’s ability to obtain additional financing, including financing needed to complete the ongoing and planned trials of MVP-S. The Corporation’s inability to enroll a sufficient number of patients for these clinical trials or any of the other clinical trials would result in significant delays or may require the Corporation to abandon one or more clinical trials altogether.

Risks Related to the Development and Commercialization of the Corporation’s Product Candidates

If serious adverse or undesirable side effects are identified during the development of any product candidate, the Corporation may need to abandon or limit the development of some of its product candidates.

All of the Corporation’s product candidates are still in preclinical or clinical development and their risk of failure is high. It is impossible to predict when or if any of the Corporation’s product candidates will receive regulatory approval. If the Corporation’s product candidates are associated with undesirable side effects or have characteristics that are unexpected, the Corporation may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk benefit perspective.

If the Corporation does not achieve projected development goals in the time frames the Corporation announced and expected, the commercialization of future product candidates, if approved, may be delayed and, as a result, its share price may decline.

From time to time, the Corporation estimates the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which are sometimes refer to as milestones. These milestones may include the commencement or completion of preclinical studies and clinical trials and the submission of regulatory filings. From time to time, the Corporation may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to its estimates, in some cases for reasons beyond its control. If the Corporation does not meet these milestones as publicly announced, or at all, revenue may be lower than expected, the development and commercialization, if approved, of future product candidates may be delayed or never achieved and, as a result, the Corporation share price may significantly decline.

The design or the Corporation’s execution of clinical trials may not support regulatory approval.

The design or execution of a clinical trial can determine whether its results will support regulatory approval and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial is well advanced. In some instances, there can be significant variability in safety or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. The Corporation does not know whether any Phase 2, Phase 3 or other clinical trials the Corporation may conduct will demonstrate consistent or adequate efficacy and safety outcomes to obtain regulatory approval to market the Corporation’s product candidates.

Further, the FDA, Health Canada and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of the Corporation’s product candidates. The Corporation’s product candidates may not be approved even if they achieve their primary endpoints in future Phase 3 clinical trials or registration trials. The FDA, Health Canada or other regulatory authorities may disagree with the Corporation’s trial design and the Corporation’s interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 clinical trial that has the potential to result in FDA, Health Canada or other agencies’ approval. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than the Corporation requests or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA, Health Canada or other regulatory authorities may not approve the labeling claims that the Corporation believes would be necessary or desirable for the successful commercialization of its product candidates.

Even if any of the Corporation’s product candidates, including MVP-S, receive regulatory approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

If MVP-S or any other product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. Gaining market acceptance for the DPX™ based products may be particularly difficult as, to date, the FDA has only approved a limited number of cancer immunotherapies and the DPX™ based products are based on a novel technology. If these products do not achieve an adequate level of acceptance, the Corporation may not generate significant product revenues and may not become profitable. The degree of market acceptance of the Corporation’s product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;
•	the ability to offer its product candidates for sale at competitive prices;
•	convenience and ease of administration compared to alternative treatments;
•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•	the strength of marketing and distribution support;
•	sufficient third party coverage or reimbursement; and
•	the prevalence and severity of any side effects.

If the Corporation is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market its product candidates, the Corporation may not be successful in commercializing its product candidates if and when they are approved.

The Corporation does not have a sales or marketing infrastructure and has no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any of its product that would be approved in the future, the Corporation must either develop a sales and marketing organization or outsource these functions to third parties. The Corporation currently intends to establish commercialization arrangements with third parties.

There are risks involved with entering into arrangements with third parties to perform these services. If the Corporation enters into arrangements with third parties to perform sales, marketing and distribution services, its product revenues or the profitability of these product revenues are likely to be lower than if the Corporation were to market and sell any products that it develops. In addition, the Corporation may not be successful in entering into arrangements with third parties to sell and market its product candidates or doing so on terms that are favorable to the Corporation. The Corporation likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market its products effectively. If the Corporation does not establish sales and marketing capabilities successfully, either on its own or in collaboration with third parties, it will not be successful in commercializing its product candidates.

The Corporation faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than it may.

The development and commercialization of new drug products is highly competitive. The Corporation faces competition with respect to its current or contemplated product candidates, and will face competition with respect to any products that it may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which the Corporation is developing its current or contemplated product candidates. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to the Corporation’s approaches, and others are based on entirely different approaches. Many marketed therapies for the indications that the Corporation is currently pursuing, or indications that it may in the future seek to address using the DPX platform, are widely accepted by physicians, patients and payors, which may make it difficult for the Corporation to replace with any products that the Corporation successfully develops and are permitted to market.

There are many FDA approved cancer therapies that may provide equivalent or better efficacy compared to the therapeutic potential of MVP-S.

In addition, the Corporation estimates that there are numerous cancer immunotherapy products in clinical development by many public and private biotechnology and pharmaceutical companies targeting numerous different cancer types. A number of these are in late-stage development.

The Corporation’s competitors may develop products that are more effective, safer, more convenient or less costly than any that the Corporation is developing or that would render its product candidates obsolete or non competitive. The Corporation’s competitors may also obtain FDA, Health Canada or other regulatory approval for their products more rapidly than the Corporation.

Many of the Corporation’s competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than the Corporation. Mergers and acquisitions in the pharmaceutical, biotechnology and device industries may result in even more resources being concentrated among a smaller number of the Corporation’s competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with the Corporation in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the Corporation’s programs.

Even if the Corporation is able to commercialize any product candidates, if approved, the products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm the business.

The regulations that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. In the United States, healthcare reform legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, the Corporation might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay the commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues the Corporation is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder the Corporation’s ability to recoup its investment in one or more product candidates, even if its product candidates obtain regulatory approval.

The Corporation’s ability to commercialize any products successfully also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. The Corporation cannot be sure that reimbursement will be available for any product that it commercializes and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which the Corporation obtains marketing approval. Obtaining reimbursement for the Corporation’s product candidates, if approved, may be particularly difficult because of the higher prices often associated with drugs or biologics administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, the Corporation may not be able to successfully commercialize any product candidate for which the Corporation obtained marketing approval.

There may be significant delays in obtaining reimbursement for newly approved drugs and biologics, and coverage may be more limited than the purposes for which the drug or biologic is approved by the FDA, Health Canada or similar regulatory authorities outside the United States or Canada. Moreover, eligibility for reimbursement does not imply that any drug or biologic will be paid for in all cases or at a rate that covers the Corporation’s costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs or biologics, if applicable, may also not be sufficient to cover the Corporation’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug or biologic and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs or biologics, and may be incorporated into existing payments for other services. Net prices for drugs or biologics may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs or biologics from countries where they may be sold at lower prices than in Canada or the United States. Third party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. The Corporation’s inability to promptly obtain coverage and profitable payment rates from both government funded and private payors for any approved products that the Corporation develops could have a material adverse effect on the Corporation’s operating results, the Corporation’s ability to raise capital needed to commercialize products and the Corporation’s overall financial condition.

The Corporation’s reliance on government funding adds uncertainty to the Corporation’s research and commercialization efforts of its government-funded product candidates.

The Corporation has received significant funding from government organizations since its inception totaling over US$16 million. There is no assurance the Corporation will continue to apply for and/or be awarded government funding in the future. If the Corporation is unable to obtain additional government funding, it will have to either obtain funds through raising additional capital or arrangements with strategic partners or others, if available, that may require the Corporation to relinquish material rights to certain technologies or potential markets. There is no certainty that financing from governments will be available in amounts the Corporation requires, in addition to other funding sources, to pursue the planned activities or on acceptable terms, if at all.

Product liability lawsuits against the Corporation could cause the Corporation to incur substantial liabilities and to limit commercialization of any products that the Corporation may develop.

The Corporation faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical trials and will face an even greater risk if the Corporation commercially sells any products that it may develop and for which it receives regulatory approval. None of the Corporation’s product candidates have been widely used over an extended period of time, and therefore, safety data is limited.

If the Corporation cannot successfully defend itself against claims that its product candidates or products for which it receives regulatory approval caused injuries, it will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that it may develop and for which it receives regulatory approval;
•	injury to the Corporation’s reputation and significant negative media attention;
•	withdrawal of clinical trial participants;
•	significant costs to defend the related litigation;
•	substantial monetary awards to trial participants or patients;
•	loss of revenue; and
•	the inability to commercialize any products that the Corporation may develop and for which it receives regulatory approval.

The Corporation currently maintains a clinical trial liability insurance coverage in the amount of $10 million, which may not be adequate to cover all liabilities that it may incur. The Corporation will need to increase its insurance coverage when it begins commercializing its product candidates, if approved. Insurance coverage is increasingly expensive. The Corporation may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

The Corporation may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because the Corporation has limited financial and managerial resources, the Corporation focuses on research programs and product candidates for specific indications. As a result, the Corporation may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. The Corporation’s resource allocation decisions may cause the Corporation to fail to capitalize on viable commercial products or profitable market opportunities. The Corporation’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products.

The Corporation has based its research and development efforts on its DPX platform. Notwithstanding the large investment to date and anticipated future expenditures in its DPX platform, the Corporation has not yet developed, and may never successfully develop, any marketed drugs using this approach. As a result of pursuing the development of product candidates using the DPX platform, the Corporation may fail to develop product candidates or address indications based on other scientific approaches that may offer greater commercial potential or for which there is a greater likelihood of success.

The Corporation’s long term business plan is to develop DPX™ based products for the treatment of various cancers and infectious diseases. The Corporation may not be successful in its efforts to identify or discover additional product candidates that may be manufactured using its DPX platform. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development.

If the Corporation does not accurately evaluate the commercial potential or target market for a particular product candidate, the Corporation may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for the Corporation to retain sole development and commercialization rights to such product candidate.

Risks Related to the Corporation’s Dependence on Third Parties

If the Corporation is not able to establish collaborations, the Corporation may have to alter its development and commercialization plans.

The Corporation’s drug development programs and the potential commercialization of its product candidates will require substantial additional cash to fund expenses. For some of the Corporation’s product candidates, the Corporation plans to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

The Corporation faces significant competition in seeking appropriate collaborators. Whether the Corporation reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, Health Canada or similar regulatory authorities outside the United States and Canada, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to the Corporation’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with the Corporation for its product candidate. The Corporation may also be restricted under existing license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time consuming to negotiate and document. The Corporation may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all.

The Corporation will need to raise capital or develop collaborations with third parties to commercialize its products. If the Corporation is not able to obtain such funding or enter into collaborations for any such product candidate, the Corporation may have to curtail the development of such product candidate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at the Corporation’s own expense. If the Corporation elects to increase its expenditures to fund development or commercialization activities on its own, the Corporation may need to obtain additional capital, which may not be available to the Corporation on acceptable terms or at all. If the Corporation does not have sufficient funds, the Corporation may not be able to further develop these product candidates or bring these product candidates to market and generate product revenue.

The Corporation expects to depend on collaborations with third parties for the development and commercialization of its product candidates. If those collaborations are not successful, the Corporation may not be able to capitalize on the market potential of these product candidates.

The Corporation intends to establish commercialization arrangements with third parties. The Corporation’s likely collaborators for any development, distribution, marketing, licensing or broader collaboration arrangements include large and mid size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies.

Potential delays include delays in manufacture or clinical trials, failure to produce sufficient quantities of product to conduct trials, or failure to complete trials. The Corporation’s collaborators may fail to meet contractual obligations. They could also pursue other technologies or develop alternative products that could compete with the products the Corporation is developing. If the Corporation does enter into any such arrangements with any third parties, the Corporation will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of its product candidates. The Corporation’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving the Corporation’s product candidates would pose the following risks to the Corporation:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;
•	collaborators may not pursue development and commercialization of the Corporation’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;
•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with the Corporation’s products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than the Corporation’s;
•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;
•	collaborators may not properly maintain or defend the Corporation’s intellectual property rights or may use the Corporation’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate the Corporation’s proprietary information or expose the Corporation to potential litigation;
•	disputes may arise between the collaborators and the Corporation that result in the delay or termination of the research, development or commercialization of the Corporation’s products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and
•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates. For example, the Corporation could have to build a sales force.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If a present or future collaborator of the Corporation were to be involved in a business combination, the continued pursuit and emphasis on the Corporation’s product development or commercialization program could be delayed, diminished or terminated.

The Corporation relies on third parties to conduct its clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

The Corporation does not independently conduct clinical trials of its product candidates. The Corporation relies on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to perform this function. The Corporation’s reliance on these third parties for clinical development activities reduces its control over these activities but does not relieve the Corporation of its responsibilities. The Corporation remains responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires the Corporation to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The Corporation is also required to register ongoing clinical trials and post the results of completed clinical trials on a government sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Furthermore, these third parties may also have relationships with other entities, some of which may be the Corporation’s competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct the Corporation’s clinical trials in accordance with regulatory requirements or the Corporation’s stated protocols, the Corporation will not be able to obtain, or may be delayed in obtaining, regulatory approvals for its product candidates and will not be able to, or may be delayed in its efforts to, successfully commercialize its product candidates.

The Corporation also relies on other third parties to store and distribute drug supplies for its clinical trials. Any performance failure on the part of the Corporation’s existing or future distributors could delay clinical development or regulatory approval of its product candidates or commercialization of its products, if approved, producing additional losses and depriving the Corporation of potential product revenue.

Risks Related to the Manufacturing of the Corporation’s Product Candidates

The Corporation depends on third-party suppliers to obtain the Corporation’s raw ingredients and intermediate drug substances, which are necessary for the production of the Corporation’s product candidates.

The Corporation currently procures ingredients and intermediate drug substances for the manufacturing of the Corporation’s pipeline product candidates from specialized suppliers. For some components, including raw ingredients, the Corporation has so far identified only one supplier which is qualified for the Corporation’s GMP process. In the event that a supplier stops supplying the required ingredient(s), the Corporation may need to identify an alternative source of such components and may need to wait until it is qualified for the Corporation’s GMP process before procuring the components, which may cause substantial delays to one or all of the Corporation’s clinical programs.

Manufacturing future product candidates may be complex and the Corporation may encounter difficulties in production. If the Corporation encounter such difficulties, its ability to provide supply of future product candidates for preclinical studies and future clinical trials could be delayed or stopped.

The process of manufacturing future product candidates of the Corporation is complex, highly regulated and must be compliant with cGMP. The Corporation does not have its own manufacturing facilities or personnel and expect to rely on third parties, such as CMOs, for the manufacture of future product candidates. If the Corporation is unable to obtain or maintain arrangements with CMOs or to do so on commercially reasonable terms, the Corporation may not be able to develop and commercialize its future product candidates successfully. These third-party manufacturing providers may not be able to provide adequate resources or capacity to meet the needs. The Corporation has limited control and oversight of a third party’s facility and equipment control processes. In addition, the Corporation has limited control and oversight during the execution of manufacturing runs. Poorly executed maintenance and manufacturing processes could negatively impact manufacturing, , including product loss or failure that requires additional manufacturing runs or a change in manufacturer, either of which could significantly increase the cost of and significantly delay the manufacture of future product candidates.

Additionally, as future product candidates progress through preclinical studies and clinical trials toward potential approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Such changes may require amendments to be made to regulatory applications which, if not planned appropriately, may further delay the time frames under which modified manufacturing processes can be used for any of future product candidates and additional bridging studies or trials may be required. Any such delay could have a material adverse impact on its business, results of operations and prospects of the Corporation.

Currently the Corporation is utilizing the GMP services of a CMO located in the United States for its clinical drug product manufacturing and is currently in the process of qualifying a second US-based facility. The Corporation may need to approve an alternative CMO to avoid delays in planned clinical programs should there be any issues with the current CMO. The Corporation’s products require a unique manufacturing process and uses specialized equipment manufactured by another third party to manufacture the Corporation’s clinical candidate vaccines. The specialized equipment used during the manufacturing process is made by only one manufacturer. In the event of catastrophic equipment failure at the Corporation’s primary CMO and in the event that this particular supplier of the equipment ceases its operations and/ or replacement equipment cannot be procured, alternative suppliers of similar equipment may be sought and additional product development may be required, which may cause significant delays to some or all of the Corporation’s clinical programs.

Natural disasters, public health crises, political crises, and other catastrophic events outside of our control may damage the facilities or disrupt the operations of our strategic partners, third party manufacturers, suppliers or other third parties upon which we rely, and could delay or impair our ability to initiate or complete our clinical trials or commercialize candidate product.

Our strategic partners, third-party manufacturers, suppliers and other third parties upon which we rely have operations around the world and are exposed to a number of global and regional risks outside of our control. These include, but are not limited to, natural disasters, such as earthquakes, tsunamis, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war, political instability or other conflict, or other events outside of our control.

The COVID-19 pandemic crisis has and is still impacting clinical activities across the industry due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity or longer-term strategic development and commercialization plans. The extent to which COVID-19 may cause more significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including future waves or cycles, and the effectiveness of actions to contain and treat COVID-19.

The COVID-19 pandemic crisis is still impacting clinical activities across the industry due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. IMV’s clinical team continues to work closely with each clinical site and its CRO’s on contingency plans to ensure that patient safety and the integrity of data is maintained. IMV is following the guidance issued by the FDA: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review Boards”. Additionally, the IMV team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that many clinical sites are experiencing staffing shortages and as a result, have decreased clinical trial activities, while other sites, less impacted, have continued activities as planned. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples has not been impacted to date, and IMV is working with its vendors to ensure continuity of activities. Drug supply has not been impacted to date and IMV has been developing contingency plans to address supply of drugs to all clinical sites in the event of future transportation or other constraints.

The COVID-19 pandemic continues to rapidly evolve, and the Corporation will continue to monitor the effects of COVID-19 on its business. Depending on its severity and duration, the COVID-19 pandemic may also affect other risks described in this “Risk Factors” section.

If the Corporation is unable to commercially manufacture its products, if approved, the Corporation could face delays or be unable to successfully commercialize its products.

The Corporation has no experience manufacturing commercial quantities of products and does not currently have the resources to commercially manufacture any products that the Corporation may develop, and for which it receives regulatory approval. Accordingly, the Corporation would either be required to develop the facilities to manufacture independently or secure a contract manufacturer or enter into another arrangement with third parties to manufacture such products. If the Corporation is unable to develop such capabilities or enter into any such arrangement on favourable terms, the Corporation may be unable to compete effectively in the marketplace. If the Corporation is unable to manufacture or contract for a sufficient supply of product on acceptable terms, or if the Corporation encounters delays or difficulties in its relationships with manufacturers or collaborators, its ability to successfully commercialize its products would be harmed.

Risks Related to the Corporation’s Intellectual Property

If the Corporation fails to comply with its obligations under its intellectual property licenses with third parties, the Corporation could lose license rights that are important to its business.

The Corporation is a party to a number of intellectual property license agreements with third parties and expects to enter into additional license agreements in the future. The Corporation’s existing license agreements impose, and the Corporation expects that future license agreements will impose, various diligences, milestone payment, royalty, insurance, indemnification and other obligations on the Corporation. If the Corporation fails to comply with its obligations under these licenses, its licensors may have the right to terminate these license agreements, in which event the Corporation might not be able to market any product that is covered by these agreements, or to convert the license to a non-exclusive license, which could materially adversely affect the value of the product candidate being developed under the license agreement. Termination of these license agreements or reduction or elimination of the Corporation’s licensed rights may result in the Corporation having to negotiate new or reinstated licenses with less favorable terms.

If the Corporation is unable to obtain and maintain patent protection for its technology and products, or if the Corporation’s licensors are unable to obtain and maintain patent protection for the technology or products that the Corporation licenses from them, or if the scope of the patent protection obtained is not sufficiently broad, the Corporation’s competitors could develop and commercialize technology and products similar or identical to that of the Corporation’s, and its ability to successfully commercialize its technology and products may be adversely affected.

The Corporation’s success depends in large part on its and its licensors’ ability to obtain and maintain patent protection in the United States and other countries with respect to its proprietary technology and products. The Corporation and its licensors have sought to protect the Corporation’s proprietary position by filing patent applications in the United States and abroad related to its novel technologies and products that are important to its business. This process is expensive and time consuming, and the Corporation may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that the Corporation will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, the Corporation does not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology or products that it licenses from third parties and are reliant on its licensors. Therefore, the Corporation cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of its business. If such licensors fail to maintain such patents, or lose rights to those patents, the rights the Corporation has licensed may be reduced or eliminated.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of the Corporation’s and its licensors’ patent rights are highly uncertain. The Corporation and its licensors’ pending and future patent applications may not result in patents being issued which protect its technology or products or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of the Corporation’s patents or narrow the scope of its patent protection.

The laws of foreign countries may not protect the Corporation’s rights to the same extent as the laws of Canada and the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in Canada and the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, the Corporation cannot be certain that itself or its licensors were the first to make the inventions claimed in its owned or licensed patents or pending patent applications, or that the Corporation or its licensors were the first to file for patent protection of such inventions.

Assuming the other requirements for patentability are met, in the United States, the first to invent the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is generally entitled to the patent. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-

Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, the Corporation’s patent rights, allowing third parties to commercialize its technology or products and compete directly with the Corporation, without payment to the Corporation, or result in its inability to manufacture or commercialize products without infringing third party patent rights. For example, Merck has to maintain patents on antigens licensed to the Corporation.

Even if the Corporation’s owned and licensed patent applications issue as patents, they may not issue in a form that will provide the Corporation with any meaningful protection, prevent competitors from competing with the Corporation or otherwise provide the Corporation with any competitive advantage. The Corporation’s competitors may be able to circumvent its owned or licensed patents by developing similar or alternative technologies or products in a non infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and the Corporation’s owned and licensed patents may be challenged in the courts or patent offices in Canada, the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit the Corporation’s ability to or stop or prevent the Corporation from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, the Corporation’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to the Corporation’s.

Obtaining, maintaining, enforcing and defending patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or patent applications will be due to be paid to the USPTO and various foreign patent agencies at various stages over the lifetime of its owned or licensed patents and/or patent applications. The Corporation relies on its outside patent annuity service to pay these fees when due, with internal oversight. In addition, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. The Corporation is also dependent on its licensors to take the necessary action to comply with these requirements with respect to its licensed intellectual property. The Corporation employs reputable law firms and other professionals to help us comply with these provisions. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance (including as a result of the ongoing COVID-19 pandemic) can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction, including as a result of failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If such an event were to occur, including with respect to the patents and patent applications covering its research programs and future product candidates, as well as their respective methods of use, manufacture and formulations thereof, it could have a material adverse effect on its business, financial condition, results of operations and prospects, as for example, competitors might be able to enter the market earlier than would otherwise have been the case.

Patent terms may be inadequate to protect the competitive position of the Corporation on future product candidates for an adequate amount of time.

Patents have a limited lifespan both in the United States and abroad. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering future product candidates are obtained, once the patent life has expired, the Corporation may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new future product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, the owned or licensed patent portfolio of the Corporation may not provide us with sufficient rights to exclude others from commercializing products similar or identical those of the Corporation.

Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing its ability to protect its future product candidates.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase the uncertainties and costs surrounding the prosecution of its owned and in-licensed patent applications and the maintenance, enforcement or defense of its owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter parties review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of its patent applications and the enforcement or defense of issued patents, all of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to its ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on its patent rights and its ability to protect, defend and enforce its patent rights in the future. Any of the foregoing could have a material adverse effect on its owned and in-licensed patent portfolio of the Corporation and on its ability to protect and enforce its intellectual property rights in the future.

The Corporation may become involved in lawsuits to protect or enforce its patents, which could be expensive, time consuming and unsuccessful.

Competitors may infringe the Corporation’s patents. To counter infringement or unauthorized use, the Corporation may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of the Corporation’s is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that its patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of the Corporation’s patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Corporation’s confidential information could be compromised by disclosure during this type of litigation. In addition, the Corporation’s licensors may have rights to file and prosecute such claims and it is reliant on them.

Third parties may initiate legal proceedings alleging that the Corporation is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of the Corporation’s business.

The Corporation’s commercial successes depends upon its ability and the ability of its collaborators to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing the proprietary rights of third parties. The Corporation may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its products and technology, including interference proceedings before the U.S. Patent and Trademark Office or other similar regulatory authorities. Third parties may assert infringement claims against the Corporation based on existing patents or patents that may be granted in the future. If the Corporation is found to infringe a third party’s intellectual property rights, it could be required to obtain a license from such third party to continue developing and marketing its products and technology. However, the Corporation may not be able to obtain any required license on commercially reasonable terms or at all. Even if the Corporation was able to obtain a license, it could be non-exclusive, thereby giving its competitors access to the same technologies licensed to the Corporation. The Corporation could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, the Corporation could be found liable for monetary damages. A finding of infringement could prevent the Corporation from commercializing its product candidates or force the Corporation to cease some of its business operations, which could materially harm the Corporation’s business. Claims that the Corporation has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business.

The Corporation has research licenses to certain reagents and their use in the development of its product candidates. The Corporation would need commercial licenses to these reagents for any of the Corporation’s product candidates that receive approval for sale in the United States or Canada. The Corporation believes that commercial licenses to these reagents will be available. If the Corporation is unable to obtain any such commercial licenses, it may be unable to commercialize its product candidates without infringing the patent rights of third parties. If the Corporation did seek to commercialize its product candidates without a license, these third parties could initiate legal proceedings against the Corporation.

The Corporation may be subject to claims that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of the Corporation’s employees were previously employed at universities or other biotechnology or pharmaceutical companies. Although the Corporation tries to ensure that its employees do not use the proprietary information or know how of others in their work for the Corporation, the Corporation may be subject to claims that it or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims. If the Corporation fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if the Corporation is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause the Corporation to spend substantial resources and distract its personnel from their normal responsibilities.

Even if resolved in the Corporation’s favor, litigation or other legal proceedings relating to intellectual property claims may cause the Corporation to incur significant expenses, and could distract the Corporation’s technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of the Corporation’s Common Shares. Such litigation or proceedings could substantially increase the Corporation’s operating losses and reduce the resources available for development activities. The Corporation may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of the Corporation’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than it can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on the Corporation’s ability to compete in the marketplace.

If the Corporation is unable to protect the confidentiality of its trade secrets, the Corporation’s business and competitive position would be harmed.

In addition to seeking patents for some of the Corporation’s technology and products, it also relies on trade secrets, including unpatented know how, technology and other proprietary information, to maintain its competitive position. The types of protections available for trade secrets are particularly important with respect to the DPX platform’s manufacturing capabilities, which involve significant unpatented know how. The Corporation seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as the Corporation’s employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other third parties. The Corporation also enters into confidentiality and invention or patent assignment agreements with its employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose the Corporation’s proprietary information, including its trade secrets, and the Corporation may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts in certain jurisdictions are less willing or unwilling to protect trade secrets. If any of the Corporation’s trade secrets were to be lawfully obtained or independently developed by a competitor, it would have no right to prevent them from using that technology or information to compete with the Corporation. If any of the Corporation’s trade secrets were to be disclosed to or independently developed by a competitor, its competitive position would be harmed.

The Corporation may not be successful in obtaining or maintaining necessary rights to future product candidates through acquisitions and in-licenses.

Because its development programs may in the future require the use of proprietary rights held by third parties, the growth of the Corporation’s business may depend in part on its ability to acquire, in-license or use these third-party proprietary rights. The Corporation may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that the Corporation identify as necessary. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that the Corporation may consider attractive or necessary. More established companies may have a competitive advantage over the Corporation due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to the Corporation. The Corporation also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on its investment or at all. If the Corporation is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights the Corporation have, the Corporation may have to abandon development of the relevant program or future product candidate, which could have a material adverse effect on business, financial condition, results of operations and prospects.

If the Corporation is unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights the Corporation have, the Corporation may be required to expend significant time and resources to redesign its technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If the Corporation is unable to do so, the Corporation may be unable to develop or commercialize the affected technology and product candidates, which could harm its business, financial condition, results of operations and prospects significantly.

Additionally, if the Corporation fails to comply with its obligations under license agreements, its counterparties may have the right to terminate these agreements, in which event the Corporation might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of its rights under these agreements, or restrictions on its ability to freely assign or sublicense its rights under such agreements when it is in the interest of its business to do so, may result in its having to negotiate new or reinstated agreements with less favorable terms, cause us to lose its rights under these agreements, including its rights to important intellectual property or technology or impede, or delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

Our rights to develop and commercialize our technology and future product candidates may be subject, in part, to the terms and conditions of licenses granted to the Corporation by others.

The Corporation is dependent, in part, on know-how and other intellectual property and proprietary technology licensed from others. The Corporation is a party to a number of license agreements under which the Corporation is granted rights to intellectual property that are important to its business and the Corporation may enter into additional license agreements in the future. Any future license agreements where the Corporation has in-licensed intellectual property, may impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If the Corporation fails to comply with its obligations under these future agreements, or the Corporation is subject to bankruptcy-related proceedings, the licensor may have the right to terminate the license, in which event the Corporation would not be able to develop or market products covered by the license. The Corporation may enter into license agreements in the future with others to advance its existing or future research or allow commercialization of its existing or future product candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which the Corporation may wish to develop or commercialize its technology and products in the future.

In addition, subject to the terms of any such future license agreements, the Corporation may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that the Corporation licenses from third parties. For example, the Corporation cannot be certain that activities such as the maintenance and prosecution by its future licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. It is possible that its licensors’ conduct of intellectual property enforcement or defense proceedings may be less vigorous than had the Corporation conducted them itself, or may not be conducted in accordance with its best interests. In such an event, the Corporation cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of its business. If the Corporation or its current or future licensors fail to prosecute, maintain, enforce and defend such patents or patent applications, or lose rights to those patents or patent applications, the rights the Corporation have licensed may be reduced or eliminated and its right to develop and commercialize any of its future product candidates that are subject of such licensed rights could be adversely affected.

In addition, the Corporation’s agreements with certain third-party research partners provides that improvements developed in the course of its relationship may be owned solely by either IMV or our third-party research partner, or jointly between us and the third party. If the Corporation determines that rights to such improvements owned solely by a research partner or other third party with whom the Corporation collaborates are necessary to commercialize its future product candidates or maintain its competitive advantage, the Corporation may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing its products or future product candidates. The Corporation may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing its products or future product candidates or allow its competitors or others the chance to access technology that is important to its business. The Corporation also may need the cooperation of any co-owners of its intellectual property in order to prosecute, maintain, defend and enforce such intellectual property against third parties, and such cooperation may not be provided to the Corporation.

Current or future licensors may rely on third-party consultants or collaborators or on funds from third parties such that future licensors are not the sole and exclusive owners of the patents the Corporation in-license. If other third parties have ownership rights to its future in-licensed patents, they may be able to license such patents to its competitors, and its competitors could market competing products and technology. This could have a material adverse effect on the competitive position, business, financial condition, results of operations and prospects of the Corporation.

It is possible that the Corporation may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if the Corporation is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to the Corporation. In that event, the Corporation may be required to expend significant time and resources to redesign its technology, future product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If the Corporation is unable to do so, the Corporation may be unable to develop or commercialize the affected future product candidates, which could harm its business, financial condition, results of operations and prospects significantly. The Corporation cannot provide any assurances that third-party patents do not exist which might be enforced against its current technology, manufacturing methods, future product candidates or future methods or products resulting in either an injunction prohibiting its manufacture or future sales, or, with respect to its future sales, an obligation on its part to pay royalties and/or other forms of compensation to third parties, which could be significant.

In the future, the Corporation may need to obtain additional licenses of third-party technology that may not be available or are available only on commercially unreasonable terms, and which may cause the Corporation to operate its business in a more costly or otherwise adverse manner that was not anticipated.

From time to time, the Corporation may be required to license other technologies from additional third parties to further develop or commercialize its future product candidates. Should the Corporation be required to obtain licenses to any third-party technology, including any such patents or patent applications required to manufacture, use or sell its future product candidates, such licenses may not be available to the Corporation on commercially reasonable terms, or at all. The inability to obtain third-party licenses required to develop or commercialize any of its future product candidates could cause IMV to abandon any related efforts, which could seriously harm its business and operations.

If its trademarks and trade names are not adequately protected, then the Corporation may not be able to build name recognition in its markets of interest and its business may be adversely affected.

The Corporation intends to use registered or unregistered trademarks or trade names to brand and market itself and its products. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. The Corporation may not be able to protect its rights to these trademarks and trade names, which the Corporation need to build name recognition among potential partners or customers in its markets of interest. At times, competitors may adopt trade names or trademarks similar to those of the Corporation, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of its registered or unregistered trademarks or trade names. Over the long term, if the Corporation is unable to establish name recognition based on its trademarks and trade names, then the Corporation may not be able to compete effectively, and its business may be adversely affected. Efforts to enforce or protect its proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its business, financial condition, results of operations and prospects of the Corporation.

Cyber security incidents and privacy breaches could result in important remediation costs, increased cyber security costs, litigation and reputational harm.

Cyber security incidents can result from deliberate attacks or unintentional events. Cyber-attacks and security breaches could include unauthorized attempts to access, disable, improperly modify or degrade the Corporation’s information, systems and networks, the introduction of computer viruses and other malicious codes and fraudulent “phishing” emails that seek to misappropriate data and information or install malware onto users’ computers. Cyber-attacks in particular vary in technique and sources, are persistent, frequently change and are increasingly more targeted and difficult to detect and prevent against.

Disruptions due to cyber security incidents could adversely affect the Corporation’s business. In particular, a cyber security incident could result in the loss or corruption of data from the Corporation’s research and development activities, including clinical trials, which may cause significant delays to some or all of the Corporation’s clinical programs. Also, the Corporation’s trade secrets, including unpatented know how, technology and other proprietary information could be disclosed to competitors further to a breach, which would harm the Corporation’s business and competitive position. If the Corporation is unable to protect the confidentiality of its trade secrets, the Corporation’s business and competitive position would be harmed.

The Corporation is subject to privacy and security regulations with respect to the use and disclosure of protected health information. Subject to limited exceptions, the regulations restrict the Corporation’s ability to use or disclose patient identifiable information without patient consent for purposes other than treatment or health-care operations.

Any breach of the Corporation’s systems that results in personal information being obtained by unauthorized persons could adversely affect the reputation of the Corporation and lead to litigation, fines and liability for failure to comply with privacy and information security laws.

The Corporation relies on a third-party for its information technology (“IT”) function. The Corporation meets with its third-party IT experts on a bi-weekly basis to discuss matters related to cyber security. A penetration test performed by an independent third-party is performed on an annual basis with oversight by the Audit Committee and the functionality of internal controls over IT are confirmed with the Corporation’s third-party IT firm on a quarterly basis.

The Corporation must successfully upgrade and maintain its information technology systems.

The Corporation relies on various information technology systems to manage its operations. There are inherent costs and risks associated with maintaining, modifying and/or changing these systems and implementing new systems, including potential disruption of the Corporation’s internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate its systems, demands on management time and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into the Corporation’s current systems. In addition, the Corporation’s information technology system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. The implementation of new information technology systems may also cause disruptions in the Corporation’s business operations and have an adverse effect on its business, prospects, financial condition and operating results.

Risks Related to Regulatory Approval of the Corporation’s Product Candidates and Other Legal Compliance Matters

If the Corporation is not able to obtain, or if there are delays in obtaining, required regulatory approvals, the Corporation may not be able to commercialize its product candidates, and its ability to generate revenue may be materially impaired.

The Corporation’s product candidates, including MVP-S, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, Health Canada and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate will prevent the Corporation from commercializing the product candidate. The Corporation has not received regulatory approval to market any of its product candidates in any jurisdiction. The Corporation has only limited experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third party contract research organizations to assist it in this process. Securing FDA or Health Canada approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA or Health Canada for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing FDA or Health Canada approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA or Health Canada. The Corporation’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude the Corporation from obtaining regulatory approval or prevent or limit commercial use.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. To date, the FDA has only approved one active cellular immunotherapy product. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA or Health Canada has substantial discretion in the approval process and may refuse to accept any application or may decide that the Corporation’s data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval the Corporation ultimately obtains may be limited or subject to restrictions or post approval commitments that render the approved product not commercially viable.

Failure to obtain regulatory approval in international jurisdictions would prevent the Corporation’s product candidates from being marketed abroad.

The Corporation intends to enter into arrangements with third parties under which they would market its products outside Canada or the United States. In order to market and sell the Corporation’s products in the European Union and many other jurisdictions, the Corporation or such third parties must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA or Health Canada approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA or Health Canada approval. In addition, in many countries outside the United States or Canada, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. The Corporation or these third parties may not obtain approvals from regulatory authorities outside the United States or Canada on a timely basis, if at all. Approval by the FDA or Health Canada does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States or Canada does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. The Corporation may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize its products in any market.

If the Corporation fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of the Corporation’s business.

The Corporation is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. The Corporation’s operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. The Corporation’s operations also produce hazardous waste products. The Corporation generally contract with third parties for the disposal of these materials and wastes. The Corporation cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from the Corporation’s use of hazardous materials, it could be held liable for any resulting damages, and any liability could exceed its resources. The Corporation also could incur significant costs associated with civil or criminal fines and penalties.

Although the Corporation maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. The Corporation does not maintain insurance for environmental liability or toxic tort claims that may be asserted against the Corporation in connection with its storage or disposal of biological, hazardous or radioactive materials.

In addition, the Corporation may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair the Corporation’s research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Any product candidate for which the Corporation obtains marketing approval could be subject to restrictions or withdrawal from the market and the Corporation may be subject to penalties if it fails to comply with regulatory requirements or if it experiences unanticipated problems with its products, when and if any of them are approved.

Any product candidate for which the Corporation obtains marketing approval, along with the manufacturing processes, post approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include, among others, submissions of safety and other post marketing information and reports, registration and listing requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, cGTP requirements, requirements regarding the distribution of samples to physicians and recordkeeping. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post marketing testing and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post approval marketing and promotion of drugs and biologics to ensure drugs and biologics are marketed only for the approved indications and in accordance with the provisions of the approved label. The FDA imposes stringent restrictions on manufacturers’ communications regarding off label use and if the Corporation does not market its products for their approved indications, the Corporation may be subject to enforcement action for off label marketing.

In addition, later discovery of previously unknown problems with the Corporation’s products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;
•	restrictions on the marketing of a product;
•	restrictions on product distribution;
•	requirements to conduct post marketing clinical trials;
•	Form 483s, warning or untitled letters;
•	withdrawal of the products from the market;
•	refusal to approve pending applications or supplements to approved applications that it submits;
•	recall of products;
•	fines, restitution or disgorgement of profits or revenue;
•	suspension or withdrawal of regulatory approvals;
•	refusal to permit the import or export of the Corporation’s products;
•	product seizure; or
•	injunctions or the imposition of civil or criminal penalties.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings. If we or they are unable to comply with these provisions, we may become subject to civil and criminal investigations and proceedings that could have a material adverse effect on our business, financial condition and prospects.

Our activities are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil False Claims Act, and laws and regulations pertaining to limitations on and reporting of healthcare provider payments (physician sunshine laws). These laws and regulations are interpreted and enforced by various federal, state and local authorities including CMS, the Office of Inspector General for the U.S. Department of Health and Human Services, the U.S. Department of Justice, individual U.S. Attorney offices within the Department of Justice, and state and local governments. These laws include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any good or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the U.S. civil False Claims Act (which can be enforced through “qui tam,” or whistleblower actions, by private citizens on behalf of the federal government), prohibits any person from, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the U.S. federal government;
•	U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal liability and amends provisions on the reporting, investigation, enforcement, and penalizing of civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for healthcare benefits, items or services by a healthcare benefit program, which includes both government and privately funded benefits programs; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•	state laws and regulations, including state anti-kickback and false claims laws, that may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payer, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities;
•	the Physician Payments Sunshine Act, implemented as the Open Payments program, and its implementing regulations, requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to certain payments made in the preceding calendar year and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; beginning in 2022, applicable manufacturers are required to report such information regarding payments and transfers of value provided, as well as ownership and investment interests held, during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives; and.
•	the Foreign Corrupt Practices Act, or FCPA, prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business.

Violations of any of these laws or any other governmental regulations that may apply to us, may subject us to significant civil, criminal and administrative sanctions including penalties, damages, fines, imprisonment, and exclusion from government funded healthcare programs, such as Medicare and Medicaid, and/or adverse publicity. Moreover, government entities and private litigants have asserted claims under state consumer protection statutes against pharmaceutical and medical device companies for alleged false or misleading statements in connection with the marketing, promotion and/or sale of pharmaceutical and/or medical device products.

Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.

The regulations and practices that govern marketing approvals, pricing, commercialization, coverage and reimbursement for new drugs and biologics vary widely from country to country and product to product. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries, including almost all of the member states of the European Economic Area, require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, including the European market, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted and approved products are subject to re-reviews, class reviews and other governmental controls which can negatively impact pricing originally approved. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact any revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidate, if approved, successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the European and U.S. healthcare industries and elsewhere is cost containment. It is currently unknown what impact, if any proposed changes by the federal and state governments in the U.S. and similar changes in foreign countries may have on pricing and reimbursement, particularly with respect to government programs such as Medicare and Medicaid and Pharmacy Benefit Managers for commercial plans, and including reimportation, reference pricing and limitations on manufacturer price increases.

Prices at which we or our customers seek reimbursement for our product candidates, if approved, can be subject to challenge, reduction or denial by the government and other payers. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for pharmaceutical products. We cannot be sure that coverage and reimbursement will be available for any product candidate, if approved, that we commercialize, and, if coverage and reimbursement are available, the level of reimbursement. Reimbursement may impact the demand for any product candidate for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement of a higher priced drug. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product for which we obtain marketing approval.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that may affect our ability to profitably sell our product candidates, if approved. The United States government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription products. The Affordable Care Act was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

There have been significant ongoing judicial, administrative, executive and legislative efforts to modify or eliminate the Affordable Care Act. For example, the Tax Act enacted on December 22, 2017, repealed the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code, commonly referred to as the individual mandate. Other legislative changes have been proposed and adopted since passage of the Affordable Care Act. The Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the fiscal years 2012 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions included aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which went into effect in April 2013. Subsequent litigation extended the 2% reduction, on average, to 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, the 2% Medicare sequester reductions were suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

The Affordable Care Act has also been subject to challenges in the courts. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the Texas District Court to reconsider its earlier invalidation of the entire Affordable Care Act. An appeal was taken to the U.S. Supreme Court. On June 17, 2021, the Supreme Court ruled that the plaintiffs lacked standing to challenge the law as they had not alleged personal injury traceable to the allegedly unlawful conduct. As a result, the Supreme Court did not rule on the constitutionality of the ACA or any of its provisions.

Further changes to and under the Affordable Care Act remain possible but it is unknown what form any such changes or any law proposed to replace or revise the Affordable Care Act would take, and how or whether it may affect our business in the future. We expect that changes to the Affordable Care Act, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry. We also expect that the Affordable Care Act, as well as other healthcare reform measures that have and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for our product candidates, if approved. Any reduction in reimbursement from Medicare, Medicaid, or other government programs may result in a similar reduction in payments from private payers.With the enactment of the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), as part of the Affordable Care Act, an abbreviated pathway for the approval of biosimilar and interchangeable biological products was created. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be submitted to the FDA until four years, or approved by the FDA until 12 years, after the original brand product identified as the reference product was approved under a BLA. The BPCIA is complex and is only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning is subject to uncertainty. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for the Corporation’s biological products.

The Corporation believes that if any of its product candidates were to be approved as biological products under a BLA, such approved products should qualify for the four year and 12 year periods of exclusivity. However, there is a risk that the United States Congress could amend the BPCIA to significantly shorten these exclusivity periods, or that the FDA will not consider the Corporation’s product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the Corporation’s reference products in a way that is similar to traditional generic substitution for non biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

General Risks related to the Corporation

The Corporation’s future success depends on its ability to retain its key executives and to attract, retain and motivate qualified personnel.

The Corporation is highly dependent on its executive officers. Although the Corporation has formal employment agreements with each of its executive officers, these agreements do not prevent the Corporation’s executives from terminating their employment with the Corporation at any time. The loss of the services of any of these persons could impede the achievement of the Corporation’s research, development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to the Corporation’s success. The Corporation may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. The Corporation also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, the Corporation relies on consultants and advisors, including scientific and clinical advisors, to assist it in formulating its research and development and commercialization strategy. The Corporation’s consultants and advisors may be employed by employers other than the Corporation and may have commitments under consulting or advisory contracts with other entities that may limit their availability to the Corporation.

The Corporation may be unable to obtain scientific research and experimental development tax incentive credits in Canada.

The Corporation is eligible for scientific research and experimental development tax incentive credits in Canada. There is a risk that a Canadian federal or provincial governmental agency could conclude that: (i) some or all of the expenditures were not incurred on scientific research and experimental development activities, (ii) the rate applicable to such credit is different from the rate claimed by the Corporation, and (iii) the related entity does not meet specified criteria for refundable tax credits, and therefore the governmental agency could reduce or disallow claims for such credits, including refundable credits previously funded. Furthermore, if the Canadian taxation authorities reduce the tax credit either by reducing the rate of the credit or the eligibility of some research and development expenses in the future, its operating results will be materially adversely affected.

The Corporation expects to expand its development, regulatory, manufacturing and sales and marketing capabilities, and as a result, the Corporation may encounter difficulties in managing its growth, which could disrupt the Corporation’s operations.

The Corporation expects to experience significant growth in the number of its employees and the scope of its operations, particularly in the areas of drug development, regulatory affairs, manufacturing and sales and marketing. To manage the Corporation’s anticipated future growth, it must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to the Corporation’s limited financial resources, the Corporation may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The physical expansion of the Corporation’s operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of the Corporation’s business plans or disrupt the Corporation’s operations.

The Corporation may acquire businesses or products, or form strategic alliances, in the future, and the Corporation may not realize the benefits of such acquisitions.

The Corporation may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that the Corporation believes will complement or augment its existing business. If the Corporation acquires businesses with promising products or technologies, the Corporation may not be able to realize the benefit of acquiring such businesses if the Corporation is unable to successfully integrate them with its existing operations and company culture. The Corporation may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent it from realizing their expected benefits or enhancing the Corporation’s business. The Corporation cannot assure investors that, following any such acquisition, it will achieve the expected synergies to justify the transaction.

The Corporation has limited experience operating internationally, is subject to a number of risks associated with its international activities and operations, and may not be successful in its efforts to expand internationally.

The Corporation currently has very limited operations outside of Canada. In order to meet the Corporation’s long-term goals, the Corporation would need to grow its international operations significantly. Consequently, the Corporation is and will continue to be subject to additional risks related to operating in foreign countries, including:

•	the fact that the Corporation has limited experience operating its business internationally;
•	local, economic and political conditions, including inflation, geopolitical events, such as war and terrorism, foreign currency fluctuations and exchange risks, which could result in increased or unpredictable operating expenses and reduced revenues and other obligations incident to doing business in, or with a company located in, another country;
•	the Corporation’s customers’ ability to obtain reimbursement for any product candidate in foreign markets, and unexpected changes in reimbursement and pricing requirements, tariffs, trade barriers and regulatory requirements;
•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;
•	longer lead times for shipping and longer accounts receivable collection times;
•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;
•	reduced protection of intellectual property rights in some foreign countries or the existence of additional potentially relevant third party intellectual property rights; and
•	compliance with foreign laws, rules and regulations, including data privacy requirements, labor relations laws, tax laws, accounting requirements, anti-competition regulations, import, export and trade restrictions, anti-bribery/anti-corruption laws, regulations or rules, which could lead to actions by the Corporation or its licensees, distributors, manufacturers, other third parties who act on its behalf or with whom the Corporation does business in foreign countries or the Corporation’s employees who are working abroad that could subject the Corporation to investigation or prosecution under such foreign laws.

As a passive foreign investment company (“PFIC”) for United States federal income tax purposes, certain adverse tax rules may apply to U.S. holders of the Common Shares.

The Corporation will be classified as a PFIC for any taxable year for United States federal income tax purposes if either (i) 75% or more of its gross income in that taxable year is passive income or (ii) the average percentage of its assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

The Corporation’s PFIC status for the current taxable year and the taxable year ended December 31, 2021 currently is uncertain. The Corporation's PFIC status must be determined annually and cannot be completed until after the close of a taxable year, and thus, a final determination as to the Corporation’s PFIC status for the taxable year ended December 31, 2021 cannot be made at this time. Further, PFIC status depends upon the composition of a company’s income and assets and the market value of its stock from time to time. Therefore, there can be no assurance as to the Corporation’s PFIC status for future taxable years. The value of the Corporation’s assets will be based, in part, on the then market value of its Common Shares, which is subject to change.

If the Corporation is a PFIC for any taxable year during which a U.S. holder (as defined below) holds Common Shares, such U.S. holders could be subject to adverse United States federal income tax consequences whether or not the Corporation continues to be a PFIC. For example, U.S. holders of Common Shares may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If the Corporation is a PFIC during a taxable year in which a U.S. holder holds Common Shares, such U.S. holder may be able to make a “mark-to-market” election or a “qualified electing fund” election that could mitigate the adverse United States federal income tax consequences that would otherwise apply to such U.S. holder. Although upon request of a U.S. holder of Common Shares, the Corporation will provide the information necessary for a U.S. holder to make the qualified electing fund election with respect to the Corporation, no assurance can be given that such information will be available for any lower-tier PFIC that the Corporation does not control.

For purposes of this discussion, a “U.S. holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Common Shares and is: (i) An individual who is a citizen or individual resident of United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. holders of Common Shares are urged to consult their own tax advisers as to the United State federal income tax consequences related to the Corporation’s classification as a PFIC.

United States investors may not be able to obtain enforcement of civil liabilities against the Corporation.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Corporation is governed by the Canada Business Corporations Act, that the majority of the Corporation’s officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a substantial portion of the Corporation’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Corporation or certain of the Corporation’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders.

The Corporation is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the United States Securities and Exchange Commission (the “SEC”), although it is required to file with or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis as they would with a domestic U.S. issuer when the Corporation’s officers, directors and principal shareholders purchase or sell securities of IMV as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the U.S. proxy rules under the Exchange Act.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.

In order to maintain its current status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned of record by non-residents of the United States unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Corporation fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

VI.                    DIVIDENDS

The Corporation has not declared or paid any dividends on its Common Shares to date. The payment of dividends in the future will be dependent on the Corporation’s earnings, financial condition and such other factors as the Corporation’s Board of Directors considers appropriate. However, the Corporation’s current policy is to reinvest future earnings in order to finance its growth and the development of its business. As a result, the Corporation does not intend to pay dividends in the foreseeable future.

VII.                 DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares, without nominal or par value of which, as at March 16, 2022, 82,221,363 Common Shares are issued and outstanding as fully-paid and non-assessable Common Shares. The holders of Common Shares are entitled to receive notice of, to attend and to vote at any meeting of the shareholders of the Corporation and each one Common Share shall carry the right to one vote. Subject to the prior rights of the holders of Preferred Shares (as defined hereinafter), the holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of the Corporation. The holders of Common Shares have the right, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution, liquidation or winding-up thereof.

The Corporation is also authorized to issue an unlimited number of preferred shares (the “Preferred Shares”) without nominal or par value in one or more series of which, as of the date hereof, none are issued and outstanding. The Board of Directors of the Corporation may determine, before issuance, the designation, rights, privileges and restrictions attached to each series of Preferred Shares provided that the Preferred Shares shall rank senior to the Common Shares.

VIII.              MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are currently listed and posted for trading on the TSX and Nasdaq and are traded under the symbol “IMV”.

The following table provides the price ranges and trading volume of the Common Shares on the TSX for the periods indicated below:

	Price Ranges		Total Cumulative Volume(1)
	High (C$)	Low (C$)

January 2021	C$4.51	C$3.85	2,648,320
February 2021	C$5.86	C$4.11	4,642,068
March 2021	C$4.91	C$3.58	3,334,719
April 2021	C$4.20	C$3.27	1,565,259
May 2021	C$3.46	C$2.65	1,795,416
June 2021	C$3.00	C$2.53	871,183
July 2021	C$3.01	C$1.68	5,836,821
August 2021	C$3.00	C$1.83	3,929,773
September 2021	C$2.30	C$2.08	1,575,573
October 2021	C$2.18	C$1.82	1,011,509

	Price Ranges		Total Cumulative Volume(1)
	High (C$)	Low (C$)
November 2021	C$2.40	C$1.83	2,582,663
December 2021	C$2.02	C$1.58	2,659,010

The following table provides the price ranges and trading volume of the Common Shares on Nasdaq for the periods indicated below:

	Price Ranges		Total Cumulative Volume
	High (US$)	Low (US$)
January 2021	US$3.84	US$3.01	4,486,443
February 2021	US$4.60	US$3.26	6,259,776
March 2021	US$3.95	US$2.83	6,738,311
April 2021	US$3.35	US$2.62	2,633,986
May 2021	US$2.87	US$2.20	2,099,574
June 2021	US$2.50	US$2.05	1,794,270
July 2021	US$2.41	US$1.31	103,937,008
August 2021	US$2.40	US$1.44	101,959,319
September 2021	US$1.82	US$1.62	6,408,742
October 2021	US$1.73	US$1.46	4,817,027
November 2021	US$1.91	US$1.41	14,749,739
December 2021	US$1.60	US$1.19	7,876,987

Prior Sales

The only securities of IMV that are outstanding but not listed or quoted on a marketplace are stock options, compensation options and deferred stock units.

Stock Options

During the year ended December 31, 2021, the Corporation issued 1,430,635 stock options, which have an exercise period of 10 years from that date of grant:

Date	Number	Exercise Price ($CAD)
January 19, 2021	663,725	$4.34
April 1, 2021	50,000	$3.87
June 14, 2021	100,000	$2.90
August 11, 2021	311,910	$2.25
August 27, 2021	175,000	$2.10
September 30, 2021	130,000	$2.17

IX.              DIRECTORS AND OFFICERS

Directors

As at March 16, 2022, as a group, the Corporation’s directors and executive officers beneficially owned, directly or indirectly, or exercised control of over an aggregate of 272,055 Common Shares representing 0.33% of the issued and outstanding Common Shares as at such date. The information as to the number of Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders (SEDI) and confirmed with each director or executive officer, as the case may be, individually as at March 16, 2022.

The following table sets forth the name, province or state and country of residence of each director of the Corporation and states the respective positions and offices held with the Corporation, their principal occupations during the last five years and the periods during which each director has served as a director of the Corporation. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by reason of death or other cause.

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation during Past Five Years	Director Since
Andrew Sheldon(2)(3) (Québec, Québec, Canada)	Chairman of the Board and Director	Chairman of Quebec International Former Chief Executive Officer of Medicago Inc. (Biotech company)	April 2016
Michael Bailey(2)(3) (Boston, Massachusetts, United States)	Director	Chief Executive Officer and Board member of AVEO Oncology	November 2020
Julia P. Gregory(1) (Park City, Utah, United States)	Director	Chair and CEO of Isometry Advisors Inc. (Management and financial consultants) CEO of ContraFect Corporation (Biotech company)	June 2018
Andrew Hall (Gilette, New Jersey, United States)	Director, CEO	Executive Director, Business Development and Global Alliances, Cellgene	January 2022
Michael Kalos(1) (Wayne, Pennsylvania, United States)	Director	Managing Director, Next Pillar Consulting Executive VP and Head of R&D, Arsenal Biosciences VP Immunooncology, Janssen CSO, Immunooncology, Eli Lilly	May 2021
Kyle Kuvalanka(2) (Boston, Massachusetts, United States)	Director	Chief Financial Officer and Chief Operating Officer of Goldfinch Bio	April 2021
Shermaine Tilley(1)(3) (Toronto, Ontario, Canada)	Director	Managing Partner of CTI Life Sciences Fund (venture capital fund)	June 2016
Markus Warmuth(2)(3) (Boston, Massachusetts, United States	Director	Chief Executive Officer at Monte Rosa Therapeutics Entrepreneur in residence Third Rock Ventures Chief Executive Officer of H3 Biomedicine	November 2018
(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Corporate Governance Committee

Biographies

Andrew (Andy) Sheldon, Chairman of the Board and Director

Mr. Sheldon has thirty years of experience in the pharmaceutical industry and was named CEO of the Year by the Vaccine Industry Excellence awards at the World Vaccine Congress in April 2012. He is the chairman of Québec International and was formerly President and Chief Executive Officer of Medicago Inc. Before joining Medicago Inc. in 2003, Mr. Sheldon served as Vice President, Sales and Marketing, of Shire Biologics and as General Manager of Rhône Merieux Canada. Mr. Sheldon has a bachelor’s degree in agricultural sciences from the Université Laval, Québec City, and a Bachelor of Science degree with honors in biological sciences from the University of East Anglia, in Norwich, England.

Michael Bailey

Mr. Bailey has more than 25 years of experience in the pharmaceutical industry. He currently is Chief Executive Officer and Board member of AVEO Oncology which he joined in 2010 as Chief Commercial Officer, subsequently serving as Chief Business Officer and then Chief Executive Officer.

He previously held a variety of leadership roles in commercial operations, sales, business development, and strategic planning across numerous biotech and pharmaceutical companies, including ImClone Systems (now Eli Lilly), Genentech, Synta Pharmaceuticals, and Smithkline Beecham. Mr. Bailey holds an Master of Business Administration in International Marketing from the Mendoza College of Business at University of Notre Dame and a Bachelor of Science in Psychology from St. Lawrence University.

Julia P. Gregory

Ms. Gregory is Chair and CEO of Isometry Advisors, a biotechnology management advisory firm. She is a seasoned biotechnology executive with a proven track record for successfully growing, capitalizing and repositioning private and public biotechnology companies. She is well-versed in corporate governance and SEC issues and has extensive experience in recruiting outstanding management teams. As a biotechnology executive, she has raised more than $1.5 billion for biotechnology companies across all types of business cycles and structured creative strategic alliances and transactions for them with pharmaceutical companies including GlaxoSmithKline, Bristol-Myers Squibb Company, Takeda Pharmaceutical Company, Ltd., Genentech, Inc. (now Roche) and Human Genome Sciences (now GSK). Most recently, she was CEO and Board member of ContraFect (Nasdaq: CFRX), which focused on new biologics as an alternative to antibiotics. Prior to ContraFect, she was CEO and Board member of FivePrime Therapeutics (recently sold to Amgen), which discovered and developed innovative protein and antibody therapeutics in the fields of oncology and immunology. She was the EVP Corporate Development and Chief Financial Officer of Lexicon Pharmaceuticals, Inc. (Nasdaq: LXRX) during its $220 million initial public offering and was involved in the creation of Lexicon’s $500 million private equity investment plan. In addition to her deep experience in the biopharmaceutical industry, Ms. Gregory has twenty years of investment banking experience, starting at Dillon, Read & Co., Inc. and subsequently at Punk, Ziegel & Company, where she served as the head of investment banking and head of its life sciences practice. Ms. Gregory has also served on the Board of Directors at The Global TB Alliance for Drug Development, Clinipace Worldwide, and the Institute for the Study of Aging, a private foundation for Alzheimers. She was formerly the Executive Chair of Cavion, Inc.(sold to Jazz Pharmaceuticals), Director of the Sosei Group Corporation and currently is a Director at Iconic Therapeutics, Freeline Therapeutics Ltd, Nurix Therapeutics, Inc (NRIX) and Biohaven Pharmaceutical Holding Company Ltd. (NYSE: BHVN).  Ms. Gregory attained a Master of Business Administration from The Wharton School of The University of Pennsylvania and her B.A. in International Affairs from George Washington University’s Elliott School of International Affairs where she was elected to Phi Beta Kappa.

Andrew Hall, Director and Chief Executive Officer

Mr. Hall has more than 20 years of executive experience in biopharmaceuticals and life science. Prior to joining IMV, Mr. Hall served as Executive Director, Business Development and Global Alliances for Celgene, leading new product analytics and commercial strategy for the Immunology and Inflammation Division. Preceding this position, Mr. Hall was the Executive Director, Global Women’s Health for Merck and Co. where he was responsible for oversight of the commercial strategy for the Women’s Health franchise. Mr. Hall holds a Master of Science from RMIT University and a Bachelor of Medical Science with Honors from Melbourne University.

Dr. Michael Kalos, Director

Dr. Kalos has over 25 years of experience in cell therapy, oncology vaccines, and immune-oncology. Prior to his career in the biopharmaceutical sector, Dr. Kalos spent 10 years in academia, where he focused on the development of integrated translational biomarker programs to support the development of cell therapy and immunotherapy programs. The laboratory he founded and directed at the University of Pennsylvania played a key role in the success of the clinical cell therapy program at the University of Pennsylvania, including the development of the CTL019 program, which was licensed to Novartis and led to Kymriah, the first approved CAR T cell therapy product.

Dr. Kalos obtained his Ph.D. from the University of Minnesota and completed post-doctoral training in the laboratory of Phil Greenberg at the Fred Hutchinson Cancer Research Center. He has co-authored over 85 peer-reviewed manuscripts, including multiple frequently cited articles in high-impact journals, as well as book chapters in the field of cancer immunotherapy. He also has over 26 issued patents in the fields of cell therapy, immunotherapy, and vaccines. Dr. Kalos now actively serves in an advisory capacity for a number of biopharmaceutical companies as well as international immunotherapy consortia and organizations.

Kyle Kuvalanka, Director

Kyle Kuvalanka has over 20 years of experience as a senior leader in the biopharmaceutical industry. Currently, Mr. Kuvalanka serves as Chief Financial Officer and Chief Operating Officer at Goldfinch Bio, a kidney precision medicines company. Prior to joining Goldfinch Bio, Mr. Kuvalanka advised private biopharmaceutical and portfolio companies of venture capital firms, including Third Rock Ventures, on their corporate and financial strategies. Previously, he served as Chief Operating Officer and Principal Financial and Accounting Officer at Syros Pharmaceuticals (Nasdaq: SYRS) and Chief Business Officer and Principal Financial and Accounting Officer at Blueprint Medicines (Nasdaq; BPMC). In these roles, Mr. Kuvalanka helped to transition the companies from early-stage start-ups to publicly traded, clinical-stage organizations. Earlier in his career, Mr. Kuvalanka worked in roles of increasing responsibility over twelve years at Millennium: The Takeda Oncology Company, including as Vice President of Business Development and Corporate Strategy. He holds an MBA from the Wharton School of the University of Pennsylvania, and a Bachelor of Arts degree with Honors from Wesleyan University.

Dr. Shermaine Tilley, Director

Dr. Tilley is a Managing Partner at CTI Life Sciences Fund, a Montreal-based venture capital fund investing across Canada as well as in the U.S. Prior to joining CTI Life Sciences Fund in 2006, Dr. Tilley was Senior VP at DRI Capital Inc. (formerly Drug Royalty Corporation), the world’s first private equity firm doing royalty transactions in the biotech/pharma space. Before DRI Capital Inc., Dr. Tilley ran and managed a research laboratory, holding faculty positions at the NYU School of Medicine and Public Health Research Institute (“PHRI”), NY, and on the PHRI Board of Directors. Concomitantly with her tenure at NYU School of Medicine and PHRI, she consulted for the NIH Small Business Innovation Research (“SBIR”) program in immunology and infectious disease for ten years. Dr. Tilley holds a Ph.D. in biochemistry from the Johns Hopkins University School of Medicine, a Master of Business Administration from the University of Toronto, and is a member of the CFA Society of Toronto. She currently sits on the boards of CellAegis Devices, Phemi and BIOTECanada.

Dr. Markus Warmuth, Director

As a long-time advocate for industry collaboration and data-driven drug discovery, Dr. Warmuth brings over 20 years of Immune-oncology and precision medicine drug development expertise to IMV. He currently serves as the Chief Executive Officer of Monte Rosa Therapeutics. Prior to joining Monte Rosa, he was an Entrepreneur in Residence at Third Rock Ventures, where he plays an integral role in the venture capital firm’s formation of new anti-cancer biotech companies. Prior to his role at Third Rock, Dr. Warmuth spent seven years as the Chief Executive Officer of H3 Biomedicine, a biopharmaceutical company that specializes in the discovery and development of genomics-based precision oncology treatments. Dr. Warmuth has also previously served in multiple roles at the Novartis Institute for Biomedical Research (NIBR) and the Genomics Institute of the Novartis Research Foundation (GNF), including as the Director of Kinase Biology, Head of Oncology Pharmacology. He earned his medical degree from Ludwig Maximilian University in Munich, Germany.

Executive Officers

The following table sets forth the name, province or state and country of residence of the other non-director executive officers:

Name and Municipality of Residence	Position held with the Corporation	Principal Occupation during Past Five Years
Pierre Labbé (Québec City, Québec, Canada)	Chief Financial Officer	Vice President and Chief Financial Officer of IMV Inc.
Jeremy Graff (Wesley Chapel, Florida, United States)	Chief Scientific Officer	Chief Development Officer and Senior Vice President, Research of HiberCell President and Chief Scientific Officer of Biothera Pharmaceuticals, Inc

Pierre Labbé, CPA, CA, ICD.D, Chief Financial Officer

Prior to joining IMV, Mr. Labbé was Vice President and Chief Financial Officer of Leddartech Inc. (April 2015 to February 2017), Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 to April 2015), and has experience in the life science sector, having served as Chief Financial Officer and Secretary of Medicago Inc. (2008-2013 and 2004-2007). Mr. Labbé is also a Director of Osisko Gold Royalties Ltd. Mr. Labbé holds a Bachelor’s Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors. Mr. Labbé is retiring on March 31, 2022.

Jeremy Graff, PhD, Chief Scientific Officer

Dr. Graff has over 20 years of experience in preclinical, clinical research and translational analysis for novel immune-activating therapeutics in oncology. Most recently, Dr. Graff served as Chief Development Officer and Senior Vice President, Research at HiberCell, a biotechnology company developing novel therapeutics for cancer relapse and metastasis. Prior to that, he was employed at Biothera Pharmaceuticals serving as President since 2018 and Chief Scientific Officer since 2014. He managed corporate strategy for investor engagement and oversaw the acquisition of

Biothera’s lead asset Imprime PGG by HiberCell, Inc in 2020. Dr. Graff spent 16 years at Eli Lilly and Lilly Research Labs where he developed extensive experience in Cancer Drug Discovery and Development, immuno-oncology, biomarker discovery and patient stratification. During his last position at Eli Lilly as Group Leader, Cancer Biology and Patient Tailoring, he established a Translational Oncology Unit. At Lilly Research Labs, he was the recipient of President’s Recognition Award, the company’s highest annual award. Dr. Graff received a Ph.D. from the University of Kentucky’s Markey Cancer Center and completed a post-doctoral fellowship at the John Hopkins University Oncology Center. He has authored 60 peer-reviewed publications and holds several patents for novel cancer therapies.

Shareholding, Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below and to the knowledge of the Corporation, none of the current executive officers or directors of the Corporation or shareholders holding a sufficient number of securities of the Corporation to affect materially the control thereof is, or within 10 years before the date hereof, has been:

a.	a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that:
i.	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or
ii.	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
b.	a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
c.	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, manager or trustee appointed to hold the assets of the proposed director.

For the purposes of (a) above, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant Corporation access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

Except as disclosed below and to the knowledge of the Corporation, none of the current executive officers or directors of the Corporation has been subject to:

a.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
b.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Corporation or its subsidiaries and any director or officer of the Corporation or its subsidiaries.

X.                  CORPORATE GOVERNANCE

The Board of Directors is committed to developing, implementing and monitoring good corporate governance practices, and providing full and complete disclosure of its systems of corporate governance. The following describes the Corporation’s approach to corporate governance.

Board of Directors

The Board is responsible for the supervision of management and for approving the overall direction in a manner which is in the best interests of the Corporation. In order to provide guidance and advice, the Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Corporation are appropriately managed, the Board:

•	receives periodic reports from management of its assessment and management of such risks;
•	monitors financial and operating performance. This ongoing regular monitoring function often entails review and comment by the Board on various management reports; and
•	monitors through the Audit Committee, internal accounting and control procedures, including those related to cyber security, and reviews detailed financial information contained in management reports and acts upon the recommendations of the Corporation’s auditors.

As a practice, the Board approves significant corporate communications with shareholders. The Board currently consists of eight members. The Corporation has historically endeavoured to have a diverse Board with a sufficient number of directors to encourage a variety of opinions on matters which come before the Board, while at the same time limiting its membership to a number of directors that facilitates effective and efficient decision making. While there are no specific criteria for Board membership, the Corporation seeks to attract directors with a wealth of business knowledge and a diversity of business experience.

Board Functioning

The Board adopted a corporate governance policy which, among other things, sets out those matters, in addition to those required by statute, which must be brought by the Chief Executive Officer or other senior management to the Board for approval. The Corporate Governance Policy ensures that all major strategic decisions, including any change in our strategic direction and acquisitions or divestitures of a material nature, will be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation’s business and management’s expectations and planned actions in respect thereto.

Board Committees

The Board has an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Each committee has a formal mandate outlining its responsibilities and its obligations to report its recommendations and decisions to the Board.

Audit Committee

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: (i) the financial information that will be provided to the shareholders and others; (ii) the systems of internal controls which management and the Board of Directors have established; and (iii) the Corporation’s audit and financial reporting process. The external auditors’ ultimate responsibility is to the Board of Directors and the Committee, as representatives of the shareholders. The text of the Audit Committee Mandate is set forth in Schedule A hereto.

The Audit Committee is currently composed of Mr. Kyle Kuvalanka (Chair), Dr. Markus Warmuth and Mr. Michael Bailey, as well as Mr. Andrew Sheldon, as a non-voting member, all of whom are financially literate and independent directors within the meaning of National Instrument 52-110 – Audit Committees. The education and related experience of each current Audit Committee member are described in their biographies above.

Compensation Committee

The Committee’s primary duties and responsibilities are to review and make recommendations to the Board in respect of:

•	the recruitment, hiring, evaluation, determination of terms of employment and the job description of the CEO;
•	the Corporation’s compensation strategy, policies and guidelines, taking into account the proposals from the CEO, and to monitor their consistency with the Corporation’s goals and strategies;
•	the CEO’s recommendations on the appointment and compensation of Executive Officers and other key employees of the Corporation;
•	management incentive and perquisite plans and any non-standard remuneration plans;
•	succession planning of the Corporation’s senior management; and
•	Board compensation and training matters.

The Compensation Committee is currently composed of four independent board members: Dr. Shermaine Tilley (Chair), Mr. Michael Kalos, Ms. Julia P. Gregory, and Mr. Andrew Sheldon, as a non-voting member. The education and related experience (as applicable) of each current member are described in the biographies above.

Corporate Governance Committee

The primary function of the Committee is to assist the Board of Directors in the exercise of certain duties regarding the corporate governance of the Corporation. Among others, the Committee develops policies regarding corporate governance for the Corporation, for internal governance as well as for the Corporation’s external communications.

The Corporate Governance Committee is currently composed of Mr. Michael Bailey (Chair), Dr. Shermaine Tilley, Mr. Markus Warmuth as well as Mr. Andrew Sheldon, as a non-voting member. The education and related experience (as applicable) of each current member are described in their biographies above.

Committees are empowered to engage, or to request that management engage, outside advisors at the Corporation’s expense. The Board would consider any such request by an individual member of the Board on its merits at the time it was made.

Orientation and Continuing Education

The Board does not have a formal orientation program for new directors, and does not have any formal continuing education for its members.

Ethical Business Conduct

The Board has a written code of business conduct for the Corporation’s directors, officers and employees.

Assessment

The Board, the Board Committees and the Directors are subject to an annual assessment. Each Director is required to complete a self-evaluation and an evaluation of the performance of the Board, the Board Committees and their respective chairpersons. These evaluations are then reviewed by the Corporate Governance Committees, which presents its recommendations to the Board. The evaluation of the Corporate Governance Committee and its Chairperson are reviewed by the Chairman of the Board who presents his recommendations to the Board.

Compensation

The Compensation Committee is responsible for determining appropriate compensation for directors in light of the nature of activities and size of the Corporation and making recommendations to the Board of Directors in that respect.

External Auditor Service Fees

The following table summarizes the Audit, Audit Related, Tax Related and Other Fees (excluding expenses and taxes) billed by the Corporation’s auditor, PricewaterhouseCoopers LLP to the Corporation and its subsidiaries for the two most recently completed fiscal years.

Fees ($US)	December 31, 2021	December 31, 2020
Audit Fees (1)	$138,054	86,622
Audit Related Fees (2)	$100,586	99,313
Tax Fees (3)	$36,848	39,816
All Other Fees (4)	-	9,457
Total Fees	$275,488	$235,208
(1)	Audit Fees consist of the aggregate fees billed by the external auditor of the Corporation for audit services.
(2)	Audited Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the issuer’s financial statements and are not reported under “Audit Fees” above and include the provision of comfort letters and consents, the consultation concerning financial accounting and reporting of specific issues and the review of documents filed with regulatory authorities.
(3)	Tax Fees include fees billed for tax compliance, tax advice and tax planning services, including the preparation of original tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities; tax planning services; and consultation and planning services.
(4)	All Other Fees include the aggregate fees billed for products and services provided by the auditors, other than the services reported above.

XI.               Legal Proceedings and Regulatory Actions

The Corporation is not a party to any legal proceeding, and its property is not and was not the subject of any material legal proceeding, during the year ended December 31, 2021. The Corporation is not aware of any legal proceeding outstanding, threatened or pending as of the date hereof by or against the Corporation.

The Corporation is not and was not subject to, during the year ended December 31, 2021: (i) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities legislation or by a Canadian securities regulatory authority; (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (iii) settlement agreements entered into with a court relating to Canadian securities legislation or with a Canadian securities regulatory authority.

XII.             Interest of Management and Others in Material Transactions

There are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Corporation.

XIII.          Transfer Agent and Registrar

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc., at their principal offices located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 and at 1500 Robert-Bourassa Boulevard, 7th Floor, Montréal, Québec, H3A 3S8.

XIV.          Material Contracts

The following are the material contracts, other than contracts entered into in the ordinary course of business, that the Corporation has entered into since January 1, 2020 or prior thereto but which are still in effect:

(i)	Equity distribution agreement entered into between IMV and Piper Sandler dated March 18, 2020, June 30, 2020 and October 16, 2020 in connection with ATM Distributions;
(ii)	License agreement between IMV and Merck KGaA dated as of July 12, 2010 with regards to the world-wide exclusive licensing of survivin-based peptides.
(iii)	Venture loan and security agreement between IMV, Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP dated December 17, 2021.

A copy of these contracts can be found under the profile of the Corporation on SEDAR at www.sedar.com.

XV.             Interests of Experts

The Corporation’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated March 16, 2022, in respect of the Corporation’s consolidated financial statements as at December 31, 2021, December 31, 2020 and January 1st, 2020 and for the years ended December 31, 2021 and December 31, 2020. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec) and the rules of the SEC.

XVI.           ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options and to purchase securities and interests of insiders in material transactions, if any, is contained in the Management Information Circular of the Corporation dated May 11, 2021, prepared in connection with the Corporation’s most recent annual shareholders’ meeting and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information, including the Corporation’s audited financial statements and management’s discussion and analysis of financial condition and results of operations, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All information incorporated by reference in this Annual Information Form is or will within the prescribed delays be contained or included in one of the Corporation’s continuous disclosure documents filed with the Canadian securities regulatory authorities, which may be viewed on SEDAR at www.sedar.com, and with the SEC, which may be viewed on EDGAR at www.sec.gov.

All requests for the above-mentioned documents must be addressed to the Chief Financial Officer of IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, B3B 2C4, or by fax at (902) 492-0888.

Schedule A

MANDATE OF THE AUDIT COMMITTEE

1.	PURPOSE

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: (i) the financial information that will be provided to shareholders and others; (ii) the system of internal controls which management and the Board of Directors have established; and (iii) the Corporation’s audit and financial reporting process. The external auditors’ ultimate responsibility is to the Board of Directors and the Committee, as representatives of the shareholders.

These representatives have the ultimate authority to evaluate and, where appropriate, approve the replacement of the external auditors. The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section 5 of this Mandate of the Committee (the “Mandate”). The Committee will, at all times, be given full access to the Corporation’s management and records and to the external auditors as necessary to carry out these responsibilities.

2.	INTERPRETATION

An “affiliate” of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified, and includes, without limitation, (a) an Executive Officer of an affiliate; (b) a director who also is an employee of an affiliate; (c) a general partner of an affiliate; and (d) a managing member of an affiliate.

An “Audit Committee Financial Expert” means a person who has the following attributes: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal control over financial reporting; and (e) an understanding of audit committee functions. A person shall have acquired such attributes through: (a) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (b) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (c) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (d) other relevant experience.

“Board of Directors” or “Board” means the Board of Directors of IMV Inc.

“Chairman” means the Chairman of the Committee.

“Committee” means the Audit Committee of IMV Inc.

“Committees” means the Committee and the Compensation and Corporate Governance Committees.

“control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

“Corporation” means collectively, IMV Inc. and any subsidiary, including, without limitation, ImmunoVaccine Technologies Inc.

“Executive Officer” means the president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer.

“Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.

“Financially Literate” means the ability to read and understand a set of fundamental financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the consolidated financial statements of the Corporation (including, without limitation, a balance sheet, income statement, and cash flow statement).

“Independent Director” means a director who is not an Executive Officer or employee of the Corporation or any other individual who has a direct or indirect relationship with the Corporation, which would interfere with the exercise of independent judgment regarding the best interests of the Corporation or in carrying out the responsibilities of a director. An individual is not an Independent Director if such individual:

(a)	is, or has been within the last three years, an employee or Executive Officer of the Corporation;
(b)	is a Family Member of an individual who is or has been, within the last three years, an Executive Officer of the Corporation;
(c)	is or has been (or whose Family Member is or has been), within the last three years, an Executive Officer, a partner or an employee of a material service provider of the Corporation (including the external auditors);
(d)	participated in the preparation of the financial statements of the Corporation at any time during the past three years;
(e)	is or has been (or whose Family Member is or has been), within the last three years, an Executive Officer of another entity where at any time within the last three years any of the Executive Officer’s of the Corporation served on the entity’s Compensation Committee;
(f)	has a relationship with the Corporation under which he or she may directly or indirectly accept any consulting, advisory or other fees from the Corporation or a related entity, except for any compensation as a member of the Board or as a member of a Committee;
(g)	received (or whose Family Member received) more than C$75,000 in compensation from the Corporation (excluding (A) fees as a director or Committee member, (B) compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Corporation, or (C) benefits under a tax-qualified retirement plan or non-discretionary compensation) during any consecutive 12 month period within the last three years) during any consecutive 12 month period within the last three years;
(h)	is, or has a Family Member who is, a partner in, or a controlling shareholder or an Executive Officer of, any organization to which the Corporation made, or from which the Corporation received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more, other than the following: (i) payments arising solely from investments in the Corporation’s securities; or (ii) payments under non-discretionary charitable contribution matching programs;
(i)	is a natural person who controls the Corporation; or

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(j)	is an affiliate of the Corporation (or any subsidiary of the Corporation).
3.	COMPOSITION OF COMMITTEE AND COMMITTEE MEETINGS

3.1	The Committee shall be comprised of at least three Directors, all of whom are Independent Directors. All members of the Committee shall be Financially Literate. The Committee shall also have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Additionally, the Committee shall have at least one member who is an Audit Committee Financial Expert. The same member may satisfy the foregoing requirements.
3.2	The Committee will meet on a quarterly basis and will hold special meetings as circumstances require. The timing of the meetings shall be determined by the Committee. At all Committee meetings a majority of the members shall constitute a quorum. The Board shall appoint the Chairman of the Committee. If the Chairman is not present at a Committee meeting, the members present shall choose one of their number to act as Chairman for the purposes of that specific meeting.
3.3	Notice of each meeting shall be given to each Committee member and may, but is not required, to be given to the other directors and to the Corporation’s senior management. Unless they are expressly called to the meeting, the latter only receive the notice for informational purposes.
3.4	The Committee may invite the persons it considers useful to invite, including the Corporation’s senior management, to attend any of the meetings and participate in discussions concerning the Committee’s business.
3.5	The Committee members, whenever possible, shall take all necessary steps to attend Committee meetings and to prepare themselves with respect to the matters and documents to be discussed thereat.
3.6	The Committee will receive meeting agendas in advance, along with appropriate briefing material.
3.7	The Committee shall appoint a secretary. The secretary shall attend the meetings, during which he or she shall take minutes. The minutes shall be made available to the directors for consultation and are approved by the Board before being included in the Corporation’s registers or records.
3.8	The Committee shall submit periodically a report to the Board on its activities, including the nature of its deliberations and the related recommendations.
3.9	The Committee, in the performance of its duties, may consult any relevant register or record of the Corporation.
3.10	The Committee members shall receive, in their capacity as Committee members, the compensation that the Board establishes from time to time.
4.	COMMITTEE AUTHORITY AND RELATIONSHIP WITH EXTERNAL AUDITORS

4.1	The external auditors shall report directly to the Committee.

4.2	The Committee reports to the Board of Directors and has the authority:
a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties;

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b)	to set and receive appropriate funding from the Corporation to pay the compensation for any advisors (including, without limitation, the external auditors and independent counsel) employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties;
c)	resolve any disagreements between the Corporation’s senior management team and the external auditors regarding financial reporting;
d)	pre-approve all auditing and non-audit services;
e)	seek any information it requires from the Corporation’s employees, all of whom are directed to cooperate with the Committee’s requests, or external parties; and
f)	to communicate directly with the Corporation’s senior management team, external auditors, and outside counsel, as necessary, and separately, as necessary.
5.	RESPONSIBILITIES AND DUTIES

5.1	To fulfill its responsibilities and duties, the Committee shall:

Financial Statements

a)	review the accounting principles, policies and practices followed by the Corporation in accounting for and reporting its financial results of operations;
b)	review the Corporation’s audited annual consolidated financial statements and the unaudited quarterly financial statements, including complex or unusual transactions and areas requiring the exercise of material judgment, and recommend same to the Board for approval prior to publicly disclosing this information. Also review and recommend to the Board for approval any accompanying related documents such as the Annual Information Form or similar filings and the Management’s Discussion and Analysis prior to publicly disclosing this information;
c)	review the draft press releases regarding the annual and interim financial statements and recommend to the Board for approval prior to publicly disclosing this information;
d)	satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures;

Internal Control

e)	consider the effectiveness of the Corporation’s internal control system, including information technology security and control;
f)	understand the scope of the external auditors’ review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management’s response;
g)	review the financial risk assessment and management policies followed by the Corporation in operating its business activities and the completeness and fairness of any disclosure thereof, including, without limitation, review of the use of derivative financial instruments by the Corporation;

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h)	review and approve any management decision relating to any potential need for internal auditing, including whether this function should be outsourced and if such function is outsourced, approve the supplier of such service;
i)	establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation from employees regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by directors, officers and other employees of the Corporation of concerns regarding questionable accounting or auditing matters;
j)	oversee the management of significant and emerging information technology (IT) risks, including cybersecurity, and periodically receive reports form management on major IT projects and the implementation and effectiveness of related risk management programs. These reports should include any relevant information to allow the Committee to make informed judgments on trends and significant exposure to IT risks.

External Audit

k)	appoint, compensate and retain the external auditors in connection with preparing or issuing an auditor’s report or with performing other audit, review or attestation services for the Corporation;
l)	oversee the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;
m)	obtain, on an annual, basis, a formal written statement from the external auditors delineating the relationship between the external auditors and the Corporation, actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and for taking, or recommending that the full Board take, appropriate action to oversee the independence of the external auditors under applicable securities laws and stock exchange rules;
m)	discuss with the external auditors their views about the quality of the implementation of International Financial Reporting Standards (or other generally accepted accounting principles used by the Corporation to report its financial statements), with a particular focus on the accounting estimates and judgments made by management and management’s selection of accounting principles. Meet in private with appropriate members of management and separately with the external auditors on a regular basis to share perceptions on these with the external auditors and their views on the adequacy of the Corporation’s financial personnel;
n)	review and provide direction regarding the scope of the annual audit, the audit plan, the access granted to the Corporation’s records and the co-operation of management in any audit and review function;
o)	review the effectiveness of the independent audit effort, including approval of the fees charged in connection with the annual audit, any quarterly reviews and any permitted non-audit services being provided;
p)	assess the effectiveness of the working relationship of the external auditors with management;

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q)	determine the nature of non-audit services the external auditors are prohibited from providing to the Corporation, and pre-approve all permitted non-audit services provided by the external auditors to the Corporation;
r)	if appropriate, terminate the appointment of the external auditors;
s)	prepare the report required to be prepared by the Committee pursuant to applicable securities laws for inclusion with the annual financial statements;
t)	at least annually, obtain and review an appropriate report by the external auditors describing: (i) the external auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the external auditors, or any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with such issues; and (iii) all relationships between the external auditors and the Corporation to enable the assessment of the external auditors;

Reporting Responsibility

u)	review and reassess annually the Mandate of the Committee for adequacy and recommend any changes to the Board;
v)	report to the Board on the major items covered at each Committee meeting and make recommendations to the Board and management concerning these matters. Annually report to the Board on the effectiveness of the Committee;
w)	perform any other activities consistent with this Mandate, the Corporation’s bylaws and governing law as the Committee or the Board deems necessary or appropriate;

Compliance

x)	review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up, including disciplinary action of any instances of noncompliance;
v)	review the findings of any examinations by regulatory agencies and any external auditor observations;
w)	review the process for communicating the code of conduct to the Corporation’s employees and for monitoring compliance therewith; and
x)	obtain regular updates from management and Corporation’s legal counsel regarding compliance matters.

The Charter was adopted and ratified by the Board on April 6, 2010 with effect at that date and was last reviewed on November 10, 2021.

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